UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2003

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Group Report

January 1 to March 31, 2003

Contents.

Deutsche Telekom at a glance
Key financial figures
Significant events
Business developments
Summary
Divisions
T-Com
T-Systems
T-Mobile
T-Online
Other
Outlook
Significant events after the balance sheet date (March 31, 2003)
Development of revenue and income
Risk situation
Reconciliation to pro forma figures
EBITDA and EBITDA adjusted for special factors
Special factors
Pro forma figures
Reconciliation to new structures
Consolidated financial statements
Notes to the consolidated statement of income
Other information
Notes to the consolidated balance sheet
Notes to the statement of cash flows
Segment reporting
Accounting
Investor Relations calendar

Deutsche Telekom at a glance.

	Q1 2003	Q1 2002	Change	Change	FY 2002
	millions	millions	millions		millions
	of €	of €	of €	%	of €
Total revenue	13,618	12,770	848	6.6	53,689
Domestic	8,506	8,518	(12)	(0.1)	35,288
International	5,112	4,252	860	20.2	18,401
Results from ordinary business activities	494	(1,676)	2,170	n.a.	(27,150)
Financial income (expense), net	(1,092)	(1,748)	656	37.5	(6,022)
Depreciation and amortization	(3,269)	(3,654)	385	10.5	(36,880)
of property, plant and equipment	(2,101)	(2,165)	64	3.0	(9,525)
of intangible assets	(1,168)	(1,489)	321	21.6	(27,355)
Other taxes	(49)	(56)	7	12.5	(364)
EBITDA(1)	4,904	3,782	1,122	29.7	16,116
Special factors affecting EBITDA	428	0	428	n.a.	198
Adjusted EBITDA(1)	4,476	3,782	694	18.4	16,314
Adjusted EBITDA margin (%)(1)	32.9	29.6	—	—	30.4
Net income/(loss)	853	(1,808)	2,661	n.a.	(24,587)
Earnings (loss) per share(2)/ADS(3) (German GAAP) (EUR)	0.20	(0.43)	0.63	n.a.	(5.86)
Investments in property, plant and equipment and intangible assets	(909)	(4,305)	(3,396)	(78.9)	(12,410)
Net cash provided by operating activities	3,117	2,263	854	37.7	12,463
Equity ratio (%)	28.1	37.5	—	—	28.2
Net debt(4)	56,293	67,745	(11,452)	(16.9)	61,106

	Q1	Q1	Change	Change	FY
	2003	2002		%	2002
Deutsche Telekom Group	254,736	257,052	(2,316)	(0.9)	255,896
Salaried employees (excl. civil servants)	204,430	203,160	1,270	0.6	202,935
Civil servants	50,306	53,892	(3,586)	(6.7)	52,961
Trainees/student interns	9,752	9,172	580	6.3	9,869

Deutsche Telekom Group	252,406	255,681	(3,275)	(1.3)	255,969
Salaried employees (excl. civil servants)	202,176	202,305	(129)	(0.6)	205,193
Civil servants	50,230	53,376	(3,146)	(5.9)	50,776
Trainees/student interns	9,965	9,218	747	8.1	11,709

Telephone lines (incl. ISDN channels)(5)	58.2	57.9	0.3	0.5	58.1
Mobile communications subscribers (majority shareholdings)(6)	59.8	51.2	8.6	16.8	58.6

(1)         EBITDA - Results of ordinary business activities before net financial income/expense, including income related to subsidiaries, associated and related companies, amortization and depreciation, and before other taxes; for a detailed explanation of these figures, please refer to the chapter “Reconciliation to pro forma figures”.

(2)         Earnings per share (according German to GAAP) for each period are calculated by dividing net income (loss) by the weighted average number of outstanding shares.

(3)         An ADS -American Depositary Share- corresponds in economic terms to a share of Deutsche Telekom in common stock. The share to ADS ratio is 1:1.

(4)         Bonds, liabilities to banks, liabilities to non-banks from loan notes and other liabilities after deduction of liquid assets, marketable securities, other investments in noncurrent securities, other assets and discount on loans (prepaid expenses, deferred charges).

(5)         Telephone lines of the Group, including for internal use; number of lines includes the MATÁV subsidiary Maktel for the first time. The figures for the previous year have been adjusted accordingly.

(6)         Number of subscribers of the consolidated subsidiaries of the T-Mobile division plus Croatia Telecom and Westel. Number of customers at balance sheet date.

Key financial figures.

•                 Group revenue increased by 6.6% to EUR 13.6 billion.

•                 Net income of EUR 853 million.

•                 Group EBITDA excluding special factors increased by 18.4% to EUR 4.5 billion; operating margin considerably improved in all divisions.

•                 Significant progress in the “6+6” debt reduction program: net debt reduced by EUR 4.8 billion to EUR 56.3 billion compared with EUR 61.1 billion at the end of 2002.

•                 Free cash flow increased significantly to EUR 2.0 billion compared with EUR 0.3 billion in the first quarter 2002.

•                 T-Com revenue remained more or less stable at EUR 7.5 billion, adjusted EBITDA increased by 7.2% compared with the first quarter of 2002 to EUR 2.7 billion.

•                 T-Systems revenue increased by 2.8% to EUR 2.6 billion year-on-year, adjusted EBITDA improved by 10.9% to EUR 0.3 billion.

•                 T-Mobile revenue increased considerably by 18.9% to EUR 5.3 billion, EBITDA increased by 25.0% compared with the first quarter of 2002 to EUR 1.5 billion.

•                 T-Online recorded a revenue increase of 21.6% to EUR 445 million*, EBITDA improved by EUR 89 million* year-on-year to EUR 75 million*.

*                The T-Online figures shown here were calculated in line with the provisions of German GAAP, as applied throughout the Deutsche Telekom Group, and do not correspond to the figures published by T-Online International AG in accordance with IAS, as T-Online International AG and Deutsche Telekom AG do not apply the same accounting policies.

Significant events.

Deutsche Telekom concludes sale of cable TV activities.

In January 2003 Deutsche Telekom contractually agreed the sale of the six remaining cable TV regions for EUR 1.725 billion. It was also agreed that the purchase price will rise by up to EUR 375 million, depending on the future development of the value of cable business. The transaction was concluded in mid-March 2003 after approval by the European Union anti-trust authorities at the beginning of the month. The proceeds are being used to reduce Deutsche Telekom’s net debt. A consortium of Apax Partners, Goldman Sachs Capital Partners and Providence has taken over the cable TV network, the existing customer relationships and the cable companies’ 2,500 or so employees. The sale relates to Deutsche Telekom’s remaining cable activities in Hamburg/Schleswig-Holstein/Mecklenburg-Western Pomerania, Lower Saxony/Bremen, Berlin/Brandenburg, Saxony/Saxony-Anhalt/Thuringia, Rhineland-Palatinate/Saarland and Bavaria, together with the relevant central units.

Mandatory convertible bond issued with 3-year maturity.

Deutsche Telekom generated proceeds of around EUR 2.3 billion from the successful issue of a mandatory convertible bonds in the first quarter of 2003. The convertible bonds represents up to 193.9 million underlying Deutsche Telekom shares at the trading price on February 18, 2003. The mandatory convertible bonds must be converted into Deutsche Telekom shares upon maturity, on June 1, 2006, at the latest. The issue of this mandatory convertible bond, offered exclusively to institutional investors, is in addition to the debt reduction program. The mandatory conversion of the bond will lead to an increase in the shareholders’ equity of Deutsche Telekom at that time and a corresponding reduction in net debt.

Triple-E program for improving efficiency bearing fruit.

Deutsche Telekom AG improved its EBITDA margin considerably in the first quarter of 2003. This progress is largely attributable to the first effects of the Triple-E efficiency program for the realization of comprehensive cost savings in the divisions in the 2003 financial year. T-Com in particular made a major contribution to the EUR 0.4 billion total impact of the efficiency measures in the first three months of 2003. T-Com figures improved as a result of lower expenditure for goods and services purchased and the decrease in losses on accounts receivable. Furthermore, profitable new customer business in the U.S. at T-Mobile and substantially increased utilization at T-Online led to significant economies of scale. T-Systems also saw the first positive effects of the cost reduction program having decreased its selling costs and expenditure for goods and services purchased.

Dr. Klaus Zumwinkel succeeds Dr. Hans-Dietrich Winkhaus as Chairman of the Supervisory Board.

Dr. Klaus Zumwinkel, Chairman of the Board of Management of Deutsche Post AG, was elected Chairman of the Supervisory Board of Deutsche Telekom AG on March 14, 2003. He succeeds Dr. Hans-Dietrich Winkhaus, who, having successfully initiated and implemented the new management structures, will leave the Supervisory Board at the end of Deutsche Telekom AG’s shareholders’ meeting on May 20, 2003. Prof. Dr. Helmut Sihler and Gert Becker will also leave the Supervisory Board after the shareholders’ meeting for reasons of their age. Dr. Zumwinkel and Dr. Manfred Overhaus, State Secretary at the Federal Ministry of Finance, were appointed by court order to replace the shareholders’ representatives Dr. André Leysen and Prof. Dr. Heribert Zitzelsberger, who left the Supervisory Board since the last shareholders’ meeting, and will be proposed to the 2003 shareholders’ meeting for confirmation. Dr. Hans-Jürgen Schinzler, Chairman of the Board of Management of Münchener Rück-versicherungs-Gesellschaft AG, and Dr. Wendelin Wiedeking, Chairman of the Board of Management of Dr. Ing. h.c. Porsche AG, will also be proposed for membership of the Supervisory Board.

Konrad F. Reiss new Chairman of T-Systems International GmbH.

Konrad F. Reiss was appointed to the Board of Management of Deutsche Telekom AG in January 2003 and is responsible for the T-Systems division as Chairman of T-Systems. Mr. Reiss held various management positions at Gemini Consulting in the nineties and at the beginning of the year 2000 he took over Board of Management responsibilities at DaimlerChrysler Services (debis) AG.

Business developments.

Summary.

Revenue

Deutsche Telekom generated revenue of EUR 13.6 billion in the first quarter of 2003, which represents an increase of 6.6% year-on-year. The main factors contributing to this increase, besides the changes in the composition of the Deutsche Telekom Group, are the positive developments at T-Mobile and T-Online. The first-time consolidation of T-Mobile Netherlands contributed 1.4% (EUR 181 million) to the increase in Group revenue. The T-Mobile and T-Online divisions recorded the strongest revenue growth rates, with 18.9% and 21.6% respectively. The increase in revenue at T-Mobile is mainly attributable to the growth in subscriber numbers, whereas at T-Online it is a consequence of the particularly strong growth in access business in the period under review. Revenues at T-Systems increased due to the 2.8% growthin IT business. Revenues at T-Com decreased by 0.6%. This development is mainly attributable to the deconsolidation of the remaining cable companies.

	Q1 2003	Q1 2002	Change	Change	FY 2002
	millions	millions	millions		millions
	of €	of €	of €	%	of €
Group	13,618	12,770	848	6.6	53,689
T-Com(1)(2)	7,490	7,533	(43)	(0.6)	30,559
T-Systems(1)(2)	2,560	2,491	69	2.8	10,489
T-Mobile	5,310	4,465	845	18.9	19,735
T-Online(1)(2)(4)	445	366	79	21.6	1,584
Other(2)	1,093	957	136	14.2	4,411
Intersegment revenue(3)	(3,280)	(3,042)	(238)	(7.8)	(13,089)

(1)         Total revenue under the new structure (see “Reconciliation to new structures” for explanation).

(2)         Total revenue (including revenue between divisions).

(3)         Elimination of revenue between divisions.

(4)         Figures calculated in line with the provisions of German GAAP, as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG in accordance with IAS.

The contribution of the divisions to Group revenue (after elemination of revenue between the divisions)

	Q1	Proportion of	Q1	Proportion of	Change	Change	FY
	2003	net revenue	2002	net revenue			2002
		of the Group		of the Group
	millions		millions		millions		millions
	of €	%	of €	%	of €	%	of €
Group	13,618	100.0	12,770	100.0	848	6.6	53,689
T-Com(1)	6,441	47.3	6,528	51.1	(87)	(1.3)	26,491
T-Systems(1)	1,715	12.6	1,691	13.2	24	1.4	6,895
T-Mobile(1)	5,006	36.8	4,118	32.2	888	21.6	18,339
T-Online(1)(2)	394	2.9	322	2.5	72	22.4	1,391
Other	62	0.4	111	1.0	(49)	(44.1)	573

(1)         Net revenue under the new structure (see “Reconciliation to new structures” for explanation).

(2)         Figures calculated in line with the provisions of German GAAP, as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG in accordance with IAS.

Deutsche Telekom’s largest revenue contributor is T-Com, which generated just over 47% of the net revenue of the Group in the first quarter. The relative significance of the T-Com division for the Group’s revenues is, however, declining due to the strong growth of the other divisions. Accounting for almost 37% of revenue, the T-Mobile division once more considerably improved its revenue position in comparison with the other divisions in the first three months of this year.

Revenue by geographic areas

International revenue again developed very strongly in the first quarter, with growth of over 20%, bringing the proportion of revenue generated outside Germany to 37.5% despite the negative foreign currency translation effects resulting from conversion of revenue figures into euros. With its organic growth, T-Mobile made a particular contribution to the development of Deutsche Telekom’s foreign companies. T-Mobile USA was once again one of the main revenue drivers in the Group in the period under review. The first-time consolidation of T-Mobile Netherlands, which was not consolidated in the first quarter of 2002, also made a contribution to the further expansion of international business. Group revenue in Germany remained at the same level as last year, as expected.

	Q1	Q1	Change	Change	FY
	2003	2002			2002
	millions	millions	millions		millions
	of €	of €	of €	%	of €
Net revenue	13,618	12,770	848	6.6	53,689
Domestic	8,506	8,518	(12)	(0.1)	35,288
International	5,112	4,252	860	20.2	18,401
Proportion international (%)	37.5	33.3			34.3
of which: EU countries (excl. Germany)	2,044	1,541	503	32.6	6,836
of which: Rest of Europe	1,261	1,228	33	2.7	5,067
of which: North America	1,715	1,421	294	20.7	6,166
of which: Other	92	62	30	48.4	332

Results from ordinary business activities

Results from ordinary business activities increased by EUR 2.2. billion from EUR -1.7 billion in the first quarter of 2002 to EUR 0.5 billion in the period under review. This is mainly attributable to considerably increased operating results, driven by revenue growth and improved efficiency in all divisions and income from the proceeds of the sale of non-core activities (in particular cable business and TeleCash). In addition, financial expense decreased by more than EUR 650 million from EUR 1,748 million at the end of the first quarter of 2002 to EUR 1,092 million. In the previous year, nonscheduled write-downs on the net carrying amount of the investment in France Telecom, as a result of the decrease in its share price, and on other financial assets had a negative impact.

Net income/ loss

Deutsche Telekom AG generated net income of EUR 853 million in the first quarter of 2003 compared with a net loss of EUR 1.8 billion in the same period last year. In addition to positive tax effects, this clear improvement is a result of an increase in the results from ordinary business activities.

EBITDA

Deutsche Telekom’s EBITDA increased considerably in the first quarter of 2003 to around EUR 4.9 billion compared with approximately EUR 3.8 billion in the same period last year. All the divisions of the Group contributed to the increase of over EUR 1.1 billion. Deutsche Telekom recorded special factors amounting to EUR 428 million in the period under review as a result of the sale of financial assets. No special factors were recorded in the first quarter of 2002.

Adjusted for the special factors of the first quarter of 2003, EBITDA improved by 18.4% compared with the first quarter of 2002 to around EUR 4.5 billion. All the divisions of the Group contributed to the increaseand the corresponding clear improvement in the EBITDA margin to 32.9%.

The strongest growth, EUR 0.3 billion, was recorded by the T-Mobile division. This was due to the very positive, qualitative growth in new additions to the customer base. The T-Com division increased its adjusted EBITDA by almost EUR 0.2 billion as a result of improved cost structures both in its domestic business and in its Eastern European affiliates. T-Online turned its EBITDA round from EUR -14 million in the first quarter of 2002 to a positive figure of EUR 75 million, mainly as a consequence of marked increases in efficiency and strict cost management. The EUR 28 million increase in adjusted EBITDA at T-Systems to EUR 286 million is also mainly a result of improved cost structures.

A detailed explanation of the special factors affecting EBITDA can be found under “Reconciliation to pro forma figures”.

	Q1	Q1	Change	Change	FY
	2003	2002			2002(3)
	millions	millions	millions		millions
	of €	of €	of €	%	of €
Adjusted EBITDA(1)	4,476	3,782	694	18.4	16,314
T-Com(2)	2,674	2,494	180	7.2	10,268
T-Systems	286	258	28	10.9	1,151
T-Mobile	1,514	1,211	303	25.0	5,038
T-Online(2)(4)	75	(14)	89	n.a.	103
Other	(10)	(28)	18	64.3	30
Reconciliation	(63)	(139)	76	54.7	(276)

(1)   EBITDA - Results of ordinary business activities before net financial income/expense, including income related to subsidiaries, associated and related companies, amortization and depreciation, and before other taxes; for a detailed explanation of these figures, please refer to the chapter “Reconciliation to pro forma figures”.

(2)   Under the new structure (see “Reconciliation to new structures” for explanation).

(3)   For detailed information, please refer to Deutsche Telekom’s 2002 Annual Report on page 110 ff.

(4)   Figures calculated in line with the provisions of German GAAP, as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG in accordance with IAS.

Development of cash flows

Free cash flow at March 31, 2003 amounted to EUR 2,004 million, EUR 1,664 million higher than at the end of the same quarter last year. This development was predominantly the result of an improvement in working capital. In addition, the decrease in interest expense in the first three months of this year also made a positive contribution to the increase in free cash flow.

A major factor in the considerably higher year-on-year level of free cash flow was the tangibly lower level of capital expenditure, as reflected in the level of cash outflows from investments in intangible assets and property, plant and equipment, which decreased by more than EUR 0.8 billion.

	Q1	Q1	FY
	2003	2002	2002
	millions	millions	millions
	of €	of €	of €
Cash generated from operations	3,393	2,852	16,667
Interest received (paid)	(276)	(589)	(4,204)
Net cash provided by operating activities(1)	3,117	2,263	12,463
Cash outflows from investments in intangible assets and property, plant and equipment	(1,113)	(1,923)	(7,625)
Free cash flow before payment of dividends(1)(2)	2,004	340	4,838
Dividend	0	0	(1,582)
Free cash flow after payment of dividends(1)(2)	2,004	340	3,256

(1)   For detailed information please refer to the chapter on “Reconciliation to pro forma figures”.

(2)   For detailed information please refer to Deutsche Telekom’s 2002 Annual Report on page 110.

Net debt

Deutsche Telekom’s net debt decreased by around EUR 4.8 billion compared with the end of 2002 to EUR 56.3 billion at March 31, 2003. This is mainly attributable to cash inflow from the sale of the remaining cable activities for around EUR 1.7 billion as well as the sale of other subsidiaries (TeleCash, Eutelsat and UMC) for around EUR 0.3 billion and real estate for approximately EUR 0.3 billion. Furthermore, net cash provided by operating activities also made a major contribution to the decrease in net debt.

	March 31,	Dec. 31,	Change	Change	March 31,
	2003	2002			2002(1)
	millions	millions	millions		millions
	of €	of €		%	of €
Bonds and debentures	57,964	56,752	1,212	2.1	58,160
Liabilities to banks	4,852	6,292	(1,440)	(22.9)	12,459
Debt (in accordance with consolidated balance sheet)	62,816	63,044	(228)	(0.4)	70,619
Liabilities to non-banks from loan notes	818	842	(24)	(2.9)	654
Miscellaneous other	496	248	248	100.0	0
Gross debt(2)	64,130	64,134	(4)	n.a.	71,273
Liquid assets	6,932	1,905	5,027	263.9	1,704
Other investments in marketable securities	251	413	(162)	(39.2)	659
Other investments in noncurrent securities	115	238	(123)	(51.7)	765
Other assets	207	177	30	16.9	48
Discounts on loans (prepaid expenses and deferred charges)	332	295	37	12.5	352
Net debt(2)	56,293	61,106	(4,812)	(7.9)	67,745

(1)   The prior-year comparatives as of March 31, 2002 have been adjusted in line with this redefinition.

(2)   For detailed information about adjusted EBITDA please refer to “Reconciliation to pro forma figures”.

The T-Com division.

	March 31,	Dec. 31,	Change	March 31,	Change
	2003	2002	March 31,	2002	March 31,
			2003/		2003/
			Dec. 31,		Dec. 31,
			2002		2002
	millions(1)	millions(1)(3)	%(2)	millions(1)	%(2)
Fixed-network lines, incl. ISDN channels	56.0	56.2	(0.4)	55.9	(0.2)
Germany(5)	49.2	49.3	(0.2)	49.0	(0.4)
Standard analog lines	28.2	28.6	(1.4)	29.6	(4.7)
ISDN channels	21.0	20.7	1.4	19.4	8.2
T-DSL contracts (marketed)	3.4	3.1	9.7	2.3	47.8

International(3)	6.8	6.9	(1.4)	6.9	(1.4)
MATÁV(4)	3.5	3.6	(2.8)	3.6	(2.8)
Slovenské Telekomunikácie	1.5	1.5	0.0	1.5	0.0
Hrvatske telekomunikacije	1.8	1.8	0.0	1.8	0.0
Mobile communications subscribers
Westel	3.4	3.4	0.0	2.7	25.9
Hrvatske telekomunikacije	1.3	1.2	8.3	1.0	30.0

(1)   Rounded figures calculated on the basis of millions. The total was calculated on the basis of precise figures.

(2)   Calculated on the basis of the figures shown.

(3)   Fixed-network lines including ISDN.

(4)   Subscriber-line figures are recorded including MATÁV’s subsidiary Maktel for the first time. The figures for the previous year have been adjusted accordingly.

(5)   Telephone channels including for internal use.

In a highly competitive environment, the T-Com division generally held its own in the first quarter of 2003. In the first quarter of 2003, activities focused on the first steps towards implementing the strategic goals for 2003: increased efficiency, improved quality and innovation. The prevalent trend in T-Com’s domestic business was still customer migration to advanced lines. The number of ISDN channels in Germany continued to rise. The total number of T-Com fixed-network channels decreased slightly in the first quarter of 2003 compared with the previous quarter. Year-on-year, the total number of domestic fixed-network channels decreased by 0.2% due to the fall in the number of analog lines. The marketing of T-DSL lines remains a positive driving force behind T-Com’s overall business. Demand for T-DSL is expected to be further stimulated by expanding the product offering and making it more attractive. For example, the Fast Path product supplement, which reduces transfer times between transmitters and receivers, appeals to the growing segment of online gamers in particular.

As of March 31, 2003, an overall drop in the number of telephone lines was recorded in the Eastern European affiliates, in comparison both with the same period last year and with the end of 2002. The main reason for this is the switch to mobile communications observed on the market. At MATÁV, demand for broadband products is growing rapidly, albeit from a small initial base.

Development of operations T-Com

	Q1	Q1	Change	FY
	2003	2002		2002(4)
	millions	millions		millions
	of €	of €	%	of €
Total revenue(1)	7,490	7,533	(0.6)	30,559
Domestic	6,550	6,614	(1.0)	26,682
Eastern Europe	940	919	2.3	3,877
Results from ordinary business activities(5)	1,418	701 (5)	102.3	3,604
Financial income (expense), net	(132)	(446)	(70.4)	(866)
Depreciation and amortization	(1,318)	(1,328)	(0.8)	(5,539)
Other taxes	(10)	(19)	(47.4)	(42)
EBITDA(2)	2,878	2,494	15.4	10,051
Special factors affecting EBITDA(2)	204	0.0	n.a.	(217)
Adjusted EBITDA(2)	2,674	2,494	7.2	10,268
of which domestic	2,237	2,067	8.2	8,471
of which international	437	427	2.3	1,797
Adjusted EBITDA margin (%)(2)	35.7	33.1		33.6

Investments in property, plant and equipment and intangible assets	(472)	(853)	44.7	(3,180)

Number of employees(3)	145,465	155,222	(6.3)	153,065

(1)   Including DeTeMedien and agency business.

(2)   EBITDA - Results of ordinary business activities before net financial income/expense, including income related to subsidiaries, associated and related companies, amortization and depreciation, and before other taxes; for a detailed explanation of these figures, please refer to the chapter “Reconciliation to pro forma figures”.

(3)   Average number of employees.

(4)   For more detailed information on prior-year figures, please refer to the chapter on “Reconciliation to pro forma figures” in Deutsche Telekom’s 2002 Annual Report (page 110).

(5)   The deviation from prior year’s figures is due to “Other taxes”.

The first quarter of 2003 saw a slight drop of around 0.6% in the total revenue of the T-Com division compared with the same period in 2002; this was a result of the deconsolidation of the remaining cable companies, which were disposed of on March 1, 2003. Excluding the deconsolidation effect resulting from this transaction, total revenue generated by T-Com within Germany remained stable year-on-year in the first quarter of 2003. Since January 1, 2003 DeTeMedien has been reported under the T-Com division (Germany). To facilitate comparison, figures reported for 2002 have been adjusted accordingly. DeTeMedien contributed roughly EUR 70 million to T-Com’s revenue from domestic business in both the first quarter of 2003 and the first quarter of 2002.

The internal accounting of customer contracts for standard products between T-Com and T-Systems has been simplified. Customer revenue which is allocated to the T-Systems division, but which is actually based on current contracts with Deutsche Telekom AG, is reported under T-Com. However, the T-Systems division remains the sole face to these customers and will continue to receive sales and agency commissions for acquiring and supporting them. This change in reporting results in an increase in T-Com’s net revenue for 2002 by around EUR 790 million in total, with around EUR 710 million reclassified from internal revenue. The resulting effect on the total revenue of the T-Com division amounted to around EUR 80 million for 2002. The new structure does not affect net income or EBITDA.

The measures taken to exploit existing pricing flexibility in the access business and continued rebalancing helped to stabilize the core fixed-network business in Germany. Subscriber-line prices were raised by 0.33 eurocents per minute in February 2003. There was an increase in access revenues that outweighed the decline in call revenues. Thus, despite a further price cut as part of the regulatory price cap for telephone calls, revenue from network communications in the first quarter of 2003 increased year-on-year. The underlying trend in the data communications and carrier services segments also continued in the first quarter of 2003: the tangible positive development in T-Com’s domestic data communications revenue is the result of the growing significance of solutions that integrate IT and networks for both internal and external communication of business customers. Revenue from carrier services was subdued as a result of the direct interconnection of fixed-network providers and mobile communications operators, the unfavorable economic situation of other carriers and average price cuts of 14% for interconnection charges in February 2002. In the value-added services segment, T-Com is using innovative products to gradually tap new markets higher up the value chain.

In the quarter under review, development of revenue generated in Eastern Europe continued to be driven by the rapid growth of mobile telecommunications, while revenue from fixed-line business decreased slightly.

The significant increase in results from ordinary business activities in the first quarter of 2003 as against the prior-year period is due to three main factors: The disposal of the remaining cable companies generated a positive contribution of EUR 247 million. There was also an improvement in the operating result, largely due to cost savings in goods and services purchased and the reduction in losses on accounts receivable. The significant increase as against the prior-year period is also a result of the baseline effect of the nonrecurrence of valuation allowances for financial assets, as charged in the first quarter of 2002 in the amount of EUR 0.3 billion due to the valuation adjustments on loans to associated companies of Kabel Deutschland GmbH.

T-Com’s EBITDA in the first quarter of 2003, compared with the same period in 2002, was significantly influenced by the deconsolidation pre-tax gain on sale arising from the disposal of the remaining cable companies in the amount of EUR 247 million (net). DeTeMedien contributed EUR 36 million to EBITDA in the first quarter of 2003 and EUR 26 million in the first quarter of 2002. Transfer payments amounting to EUR 43 million were made by T-Com in the first quarter of 2003 for employees transferred to the PSA; these payments had a negative effect on EBITDA.

The year-on-year improvement of adjusted EBITDA by almost 7% confirmed the EBITDA stabilization of previous quarters. The efficiency improvements in domestic business were primarily due to reductions in costs for goods and services purchased and in network operating costs. The lower level of losses on accounts receivable also has a positive impact. EBITDA for the Eastern European affiliates also improved considerably year-on-year in the first quarter of 2003. This improvement compared with the same period last year is a result of the successful implementation of cost savings, in the area of human resources, for example.

Investments were reduced by approximately EUR 400 million compared with the previous year. This was a result of the strict policy on the realization of investment projects which applies to all the units in Germany. The completion of initial T-DSL roll-out in the second half of 2003 and the switch of focus to the new SDH2000 platform in the first quarter of 2002 allowed considerable savings to be made. Investments in T-DSL lines can now be made quickly in response to demand. It was also possible to achieve a significant increase in the degree of ISDN and T-DSL capacity utilization in some areas. Investment in Germany was hindered in part by bad weather conditions, which also resulted in a reduced level of activity compared with the previous year.

In the T-Com division, the average number of staff fell considerably in the first quarter of 2003, both year-on-year and quarter-on-quarter. In Germany alone, staff numbers were down by around 5,330 in the first quarter of 2003 compared with the previous year, while the number of staff in the Eastern European affiliates fell by more than 4,420 during the same period.

The T-Systems division.

	March 31,	Dec. 31,	Change	March 31,	Change
	2003(1)	2002(1)	March 31,	2002(1)	March 31,
			2003/		2003/
			Dec. 31,		Dec. 31,
			2002		2002
			%		%
Systems integration
Hours billed (millions)	2.9	11.6	n.a.	2.8	3.6
Utilization rate (%)(2)	67.0	65.2	2.8	65.1	2.9
Computing services
Capacity of MIPS processors(3)	95,400	92,968	2.6	84,367	13.1
Number of servers managed and serviced	27,805	27,409	1.4	27,515	1.1
Mainframe utilization (%)	95	95	0.0	94	1.1
Desktop services
Number of workstations managed and serviced	1.4	1.2	16.4	1.1	27.3
Proportion of support activities, Germany (%)	61.1	58.1	5.2	55.3	10.5
Proportion of retail, Germany (%)	38.9	41.9	(7.2)	44.7	(13.0)

(1)   Calculated and rounded on the basis of the figures shown.

(2)   Ratio of average number of hours billed to maximum possible hours billed per period.

(3)   Million instructions per second.

In the first quarter of 2003, the T-Systems division concentrated on implementing the strategic goals for 2003: a stronger focus and increased efficiency. With the economic environment remaining difficult, especially for IT services providers, the development of operating activities in the first three months of the year continued to be subdued. Overall, T-Systems’ IT unit, containing the three service lines Computing Services (CS), Systems Integration (SI) and Desktop Services (DS), generally held its own. There were initial indications that last year’s downward trend in business in the Telecommunications segment may have stabilized.

The stable capacity utilization at the data centers on both a quarter-on-quarter and a year-on-year basis underscores the IT unit’s fundamentally good positioning in a competitive environment that is experiencing continuing concentration on the supplier side. As a consequence of further growth in the outsourcing business in Germany, the number of servers managed and serviced increased, despite the general trend towards consolidation in this market segment. Desktop Services recorded positive growth due to the appreciable quarter-on-quarter increase in the number of workstations managed and serviced. The higher proportion of revenue from support activities in Germany also contributed to this increase. The Systems Integration business remained more or less at the previous quarter’s level, due to the general economic situation. In the Telecommunications unit, market development remained under pressure from a demand squeeze, particularly in the international carrier and domestic network services business.

The following structural elements of our strategic “Focus & Execution” program were implemented at the beginning of 2003: global support for the 50 largest key accounts is now handled by key account teams on a “follow the customer” basis. A group of key account teams now works together in each of T-Systems’ Industry Lines to support customers in the same industry with similar requirements. The focus here is on sectors for which we have longstanding customer relationships and correspondingly outstanding expertise: Telecommunications, Services & Finance, Public & Healthcare, and Manufacturing Industries. The aim is to satisfy the needs of the customer target group faster and more efficiently. In addition, the streamlined sales organization aims to ensure that the operating target of improved margins is achievable.

Development of operations T-Systems

	Q1	Q1		Change	FY
	2003	2002			2002(3)
	millions	millions			millions
	of €	of €		%	of €
Total revenue	2,560	2,491		2.8	10,489
Results from ordinary business activities(4)	(18)	(102	)(4)	82.4	(1,990)
Financial income (expense), net	(18)	(2)		n.a.	(118)
Depreciation and amortization	(367)	(356)		3.1	(2,616)
Other taxes	(0.8)	(2)		60.0	(8)
EBITDA(1)	368	258		42.6	753
Special factors affecting EBITDA(1)	82	0		n.a.	(398)
Adjusted EBITDA1)	286	258		10.9	1,151
Adjusted EBITDA margin (%)(1)	11.2	10.4		11.0

Investments in property, plant and equipment and intangible assets	(124)	(2,863)		95.7	3,511

Number of employees(2)	43,327	43,685		(0.8)	43,482

(1)   EBITDA - Results of ordinary business activities before net financial income / expense, including income related to subsidiaries, associated and related companies, amortization and depreciation, and before other taxes; for a detailed explanation of these figures, please refer to the chapter “Reconciliation to pro forma figures”.

(2)   Average number of employees.

(3)   For more detailed information on prior-year figures, please refer to the chapter on “Reconciliation to pro forma figures” in Deutsche Telekom’s 2002 Annual Report (page 110).

(4)   The deviation from prior year’s figures is due to “Other taxes”.

Revenue growth at T-Systems was positive in the first quarter of 2003. Because of the reorganized supply and service structures between T-Systems, T-Com and T-Mobile introduced on January 1, 2003, the prior-period comparative revenue figures reported for T-Systems have been adjusted. The new structure relates in particular to all revenue from standard products. T-Systems is the Deutsche Telekom Group’s single face to corporate customers, offering standard productsin addition to the primary systems solutions offering. For these standard products, T-Systems provides support to other Deutsche Telekom Group divisions in the form of sales and customer care services for the corporate customers involved, without itself actually being the contractual partner. This revenue was previously allocated to T-Systems, and is now reported at the providing divisions under the new arrangements.

Overall IT revenue was slightly up by 2% at the end of March 2003 as against the first quarter of 2002. Computing Services was able to increase revenue by 4% year-on-year, and Desktop Services by 3%, while Systems Integration revenue fell around 2% and remained slightly below the figure for the same period last year. Telecommunications revenue growth was positive, although revenue in the International Carrier business fell 1% year-on-year. Network Services recorded revenue growth in spite of a generally difficult market environment due to overcapacities.

Results from ordinary business activities improved substantially year-on-year in the first quarter of 2003. In addition, the disposal of TeleCash GmbH also generated a significant contribution, while the reduction of selling costs and costs of goods and services purchased had a further noticeable positive effect.

The first-quarter improvement in T-Systems’ EBITDA reflects the first fruits of the strict cost management program as well as the income from the sale of TeleCash. An overall decline in selling costs, despite the further expansion in operational selling, contributed to this improvement. The cost of goods and services purchased also fell by EUR 158 million, or 11.2% year-on-year, due to lower acquisition costs.

EBITDA before special factors clearly shows the improvement in T-Systems’ operational results for the first quarter; this was primarily due to lower selling costs and goods and services purchased. At over 11%, the EBITDA margin before special factors in the first quarter of 2003 was in double digits.

The T-Mobile division.

	March 31,	Dec. 31,		Change	March 31,	Change
	2003	2002		March 31,	2002	March 31,
				2003/		2003/
				Dec. 31,		Dec. 31,
				2002		2002
	millions	millions(1)		%(2)	millions(1)	%(2)

Mobile communications subscribers
Total(1) (T-Mobile International Holding GmbH)(3)	55.1	53.9	(2)	2.2	47.5	16.0
of which: T-Mobile Deutschland	24.9	24.6		1.2	23.0	8.3
of which: T-Mobile USA(4)	10.8	9.9		9.1	7.5	44.0
of which: T-Mobile UK(5)	12.2	12.4		(1.6)	10.8	13.0
of which: T-Mobile Austria	2.0	2.0		0	2.0	0
of which: RadioMobil (T-Mobile CZ)	3.6	3.5		2.9	3.0	20.0
of which: T-Mobile Netherlands(1) (Ben)	1.6	1.4		14.3	1.2	33.3

(1)         Fully consolidated since Q4 2002, presented on a pro forma basis to facilitate comparison.

(2)         Percentages calculated on the basis of figures shown; totals are the result of the addition of the precise figures.

(3)         Renamed T-Mobile International Holding GmbH.

(4)         Including T-Mobile USA, Inc. and Powertel, Inc.

(5)         Including Virgin Mobile.

The T-Mobile brand continued to reinforce its position on the important European markets and to expand in the U.S. The implementation of the strategy of qualitative growth also continued successfully in the important markets with increases in the proportions of fixed-term contract subscribers. The subscriber base of the mobile communications companies of T-Mobile International Holding GmbH combined in the T-Mobile division increased further in the quarter under review, compared with both the same quarter last year and with the previous quarter. A total of 1.2 million net additions was recorded in comparison with the end of 2002. Set against the first quarter of 2002, subscriber growth was again in double-digit figures, although seasonal influences resulted in a reduced growth rate compared with the fourth quarter of 2002.

In the first quarter of 2003, T-Mobile USA continued to be the growth driver in new customer acquisition. With around 927,000 net additions, T-Mobile USA accounted for more than 75% of the new customers acquired by all majority shareholdings of T-Mobile International Holding GmbH. Besides high levels of gross additions, the company also succeeded in reducing the churn rate by 0.4 percentage points to 3.0%. In accordance with the strategy of focused qualitative growth, T-Mobile USA recorded particularly strong expansion in the fixed-term contract subscriber segment with approximately 904,000 new subscribers. This meant that fixed-term contract subscribers accounted for over 97% of all customer growth in the first quarter of 2003. As a result of the strength of the euro against the U.S. dollar, monthly ARPU decreased from EUR 48 at the end of the fourth quarter of 2002 to EUR 44 in the first quarter of this year. Measured in U.S. dollars, ARPU remained constant compared with the previous quarter at USD 47(5).

(5)         Average revenue per user (ARPU) has been defined as revenue from voice and data services both for incoming and outgoing calls and for roaming. Also containing monthly charges, whereas visitor revenue is excluded; for a detailed explanation of these figures, please refer to the chapter “Reconciliation to pro forma figures”.

T-Mobile Deutschland reconfirmed its position as one of the leading companies in the German mobile communications market in the first quarter of 2003. More than 62% of the 303,000 net additions were fixed-term contract subscribers. The company also slightly improved its customer structure compared with the fourth quarter of 2002; at the end of the first quarter of 2003, the fixed-term contract subscriber segment accounted for a total of 47% of the customer base. The churn rate of 1.4% was kept constant at the level of the fourth quarter of 2002. ARPU in the first quarter of 2003 was just over EUR 23, slightly higher than in the same period last year, but, as a result of seasonal factors, slightly lower than the figure of EUR 24 in the fourth quarter of 2002(5).

The total number of subscribers served by T-Mobile UK decreased slightly compared with the previous quarter as a result of the reduction in the number of pre-pay customers. The ratio of fixed-term contract subscribers to total customers in the first quarter of 2003 increased by more than one percentage point to 19.2% from the end of 2002. At the same time ARPU decreased purely as a result of exchange rate fluctuations from around EUR 29 in the fourth quarter of 2002 to around EUR 28 in the first quarter of 2003, but remained constant in comparison with the first quarter last year. Measured in pounds sterling, ARPU remained constant at the level of the previous quarter at GBP 19(5).

In the first quarter of 2003, the subscriber base of the Austrian subsidiary T-Mobile Austria remained almost stable compared with the fourth quarter of 2002. The churn rate among fixed-term contract subscribers decreased slightly from 1.4% to 1.3% compared with the fourth quarter of 2002, while the churn rate for prepay customers improved substantially, falling to 1.7% from 2.5% in the fourth quarter of 2002. ARPU fell slightly from EUR 31 in the fourth quarter of 2002 to EUR 30 in the first quarter of 2003 as a result of seasonal influences. ARPU in the first quarter of 2002 was EUR 28(5).

RadioMobil (to be renamed T-Mobile CZ in May 2003) slightly expanded its subscriber base compared with the end of 2002. Although the number of pre-pay customers declined slightly (-9,000), the company increased its base of fixed-term contract subscribers by 49,000. The proportion of fixed-term contract subscribers in the customer base rose by more than 1 percentage point compared with the fourth quarter of 2002, to reach over 20% for the first time. ARPU, affected by seasonal and exchange rate fluctuations, decreased from EUR 16 in the fourth quarter of 2002 to EUR 15 in the first quarter of 2003, but was higher than the figure of EUR 14 in the first quarter of 20025. The churn rate remained stable compared with the previous quarter at 1.2%.

In the first quarter of 2003, T-Mobile Netherlands (formerly Ben), which has been fully consolidated since the fourth quarter of 2002, expanded its subscriber base by 190,000 compared with the previous quarter. More than two thirds of this growth was generated in the contract subscriber segment, increasing the proportion of contract subscribers for the entire customer base by 2.6 percentage points in the first quarter of 2003 alone to more than 47%. The churn rate also improved, decreasing by 1 percentage point compared with the fourth quarter of 2002 to 2.2% per month. At the same time ARPU increased from EUR 33 in the fourth quarter of 2002 to more than EUR 34 in the first quarter of 2003(5).

(5)         Average revenue per user (ARPU) has been defined as revenue from voice and data services both for incoming and outgoing calls and for roaming. Also containing monthly charges, whereas visitor revenue is excluded; for a detailed explanation of these figures, please refer to the chapter “Reconciliation to pro forma figures”.

Development of operations

T-Mobile

	Q1	Q1	Change	FY
	2003	2002		2002(5)
	millions	millions		millions
	of €	of €	%	of €

Total revenue	5,310	4,465	18.9	19,735 (4)
of which T-Mobile Deutschland(1)	1,995	1,796	11.1	7,801
of which T-Mobile USA(1)	1,682	1,357	23.9	6,138
of which T-Mobile UK(1)	1,036	920	12.6	3,997
of which T-Mobile Austria(1)	273	254	7.5	1,034
of which RadioMobil (T-Mobile CZ)(1)	180	163	10.4	705
of which T-Mobile Netherlands (Ben)(1)	182	n.a.	n.a.	162 (4)
Results from ordinary business activities(6)	(77)	(861)	91.1	(23,754)
Financial income (expense), net	(302)	(322)	6.2	(1,432)
Depreciation and amortization	(1,264)	(1,729)	26.9	(27,285)
Other taxes	(25)	(21)	(19.0)	(75)
EBITDA(2)	1,514	1,211	25.0	5,038
Special factors affecting EBITDA(2)	0.0	0.0	0.0	0.0
Adjusted EBITDA 2)	1,514	1,211	25.0	5,038
djusted EBITDA margin (%)(2)	28.5	27.1		25.5

Investments in property, plant and equipment and intangible assets	(434)	(521)	16.7	5,304

Number of employees(3)	41,626	37,769	10.2	38,943

The T-Mobile division combines all the activities of T-Mobile International Holding GmbH: Primarily T-Mobile Deutschland GmbH, T-Mobile (UK) Ltd., T-Mobile USA, Inc., Powertel, Inc., RadioMobil a.s., T-Mobile Austria GmbH, T-Mobile Netherlands B.V. as well as minority share-holdings in Russia (MTS) and Poland (PTC).

(1)         These amounts relate to the companies’ respective single-entity financial statements (FA II).

(2)         EBITDA - Results of ordinary business activities before net financial income / expense, including income related to subsidiaries, associated and related companies, amortization and depreciation, and before other taxes; for a detailed explanation of these figures, please refer to the chapter “Reconciliation to pro forma figures”.

(3)         Average number of employees.

(4)         2002 figure includes three months only.

(5)         For more detailed information on prior-year figures, please refer to the chapter on “Reconciliation to pro forma figures” in Deutsche Telekom’s 2002 Annual Report (page 110).

(6)         The deviation from prior year’s figures is due to “Other taxes”.

Positive factors in the marked improvement of total revenue include the first-time consolidation of T-Mobile Netherlands in the fourth quarter of 2002, and, much more importantly the increased customer base and increasing ARPU of the T-Mobile subsidiaries. On a like-for-like basis, excluding the effects of the consolidation of T-Mobile Netherlands, revenue increased by 14.8% compared with the same period last year. The development of revenue at T-Mobile Deutschland(1)was driven primarily by an increased customer base and slightly higher ARPU, as was the increase in revenue at T-Mobile USA(1). Measured in local currency, revenue at T-Mobile USA increased by almost 52% compared with the same period last year, while exchange rate fluctuations had a negative effect on the level of revenue when translated into euros. The improvement in revenue at T-Mobile UK is also attributable to increased ARPU and the increased customer base. Foreign currency translation effects also had an offsetting effect on this development. Measured in local currency, revenue increased by almost 23% compared with the first quarter of 2002.

The significant improvement in the results from ordinary business activities in the first quarter of 2003 is mainly attributable to considerable economies of scale and the resulting improved operating performance as well as the considerably lower level of goodwill and license amortization in comparison with the same period last year. The proportion of both cost of sales and selling costs also dropped sharply compared with the same period in the previous year.

The EBITDA of the T-Mobile division increased considerably in the first quarter of 2003 as a result of the very good qualitative growth in the number of new customers, and the EBITDA margin thus improved significantly in comparison both with the same period last year and with the full 2002 financial year. Excluding changes in the composition of the group, segment EBITDA increased to an even greater extent, by more than 27% to EUR 1,541 million. Not including changes in the composition of the group, the T-Mobile division achieved an EBITDA margin of 30.0%. All subsidiaries contributed to the positive development of EBITDA. As in previous quarters, T-Mobile Deutschland was once again the main EBITDA driver. With EBITDA of EUR 814 million in the first quarter of 2003, T-Mobile Deutschland increased its EBITDA by 10% compared with the same period last year. With EBITDA of EUR 278 million, T-Mobile UK improved its EBITDA by almost 40% compared with the same period last year despite negative foreign currency translation effects. In addition, the subsidiaries in Austria and the Czech Republic contributed to EBITDA with EUR 95 million (EUR 77 million in the first quarter of 2002) and EUR 90 million (EUR 76 million in the first quarter of 2002) respectively. T-Mobile Netherlands, consolidated since the fourth quarter of 2002, recorded negative EBITDA of EUR 27 million as a result of the upstream services purchased, in turn a result of the high level of subscriber growth. With EBITDA of EUR 323 million, T-Mobile USA increased its EBITDA year-on-year by a factor of more than three and is now the second-largest EBITDA driver in the mobile communications segment, despite the downward slide in the exchange rate compared with the first quarter of 2002.

The expansion of business and the consolidation of T-Mobile Netherlands resulted in a further increase in the number of staff employed at T-Mobile in the first quarter of 2003.

The T-Online division.

	March 31,	Dec. 31,	Change	March 31,	Change
	2003	2002	March 31,	2002	March 31,
			2003/		2003/
			Dec. 31,		March 31,
			2002		2002
	millions	millions	%(1)	millions	%(1)

T-Online subscribers	12.47	12.24	1.9	11.24	10.9
of which: T-Online (Germany)	10.16	9.96	2.0	9.21	10.3
of which: Rest of Europe	2.31	2.28	1.3	2.03	13.2
DSL subscribers in total	3.05	2.80	8,9	2.07	47.3

(1)         Percentages calculated on the basis of figures shown.

T-Online moved ahead dynamically with the successful development of its business in the first quarter of 2003. The main growth driver is the positive trend towards broadband Internet access. T-DSL continues to contribute enormously to the success story of T-Online International AG. In total, around 2.9 million customers in Germany were using T-Online broadband Internet access at the end of the first quarter of 2003, as well as a total of around 187,000 international customers. In Spain in particular, high growth rates were recorded in the broadband segment, making broadband penetration in Spain the highest in Europe, measured in terms of the total number of households online. Club Internet in France also markedly increased the number of broadband subscribers. The French subsidiary Club Internet is forging ahead in this field, posting a year-on-year increase in ADSL subscribers of 76,000 in the first quarter of 2003.

In the access business, the number of online minutes per customer in particular developed very favorably compared with the same period of the previous year, which was partly due to the stronger demand by customers for information in connection with the global political situation in the first months of 2003. While the average number of online minutes per customer and month in Germany was 1,907 minutes in the first quarter of 2002, this figure increased considerably to 3,248 minutes per customer and month in the first quarter of 2003. This increase, which exceeded expectations, will have to be reviewed in the following quarters in light of the fact that the global political situation is currently calming down.

T-Online consistently implemented its media network strategy and the increased realization of paid content service offers in the first quarter of 2003: The product portfolio of the broadband portal T-Online Vision, launched in March 2002, was continuously expanded, for example. New Internet services were developed and launched in the T-Online Business segment in the first quarter of 2003 in the fields of web hosting, office applications, security and business information. As these services and paid-content premium services developed into an increasingly important strategic cornerstone in the 2002 financial year — in particular in terms of the generation of usage minutes and the management of access capacities — the product portfolio in this field was also further improved and expanded.

Development of operations

T-Online

	Q1	Q1	Change	FY
	2003	2002		2002
	millions	millions		millions
	of €	of €	%	of €

Total revenue	445	366	21.6	1,584
Germany	405	339	19.5	1,444
Rest of Europe	40	27	48.1	140
Results from ordinary business activities(3)	2	(93)	102.2	(470)
Financial income (expense), net	29	24	20.8	(137)
Depreciation and amortization	(102)	(103)	1.0	(435)
Other taxes	0	0		(2)
EBITDA(1)	75	(14)	n.a.	103
Special factors affecting EBITDA(1)	0	0	n.a.	0
Adjusted EBITDA(1)	75	(14)	n.a.	103
Adjusted EBITDA margin (%)(1)	16.9	(3.8)		6.5

Investments in property, plant and equipment and intangible assets	(8)	(22)	63.6	(101)

Number of employees(2)	2,675	2,488	7.5	2,536

Figures calculated in line with the provisions of German GAAP, as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG in accordance with IAS. Figures may also differ due to rounding off.

(1)         EBITDA - Results of ordinary business activities before net financial income / expense, including income related to subsidiaries, associated and related companies, amortization and depreciation, and before other taxes; for a detailed explanation of these figures, please refer to the chapter “Reconciliation to pro forma figures”.

(2)         Average number of employees.

(3)         The deviation from prior year’s figures is due to “Other taxes”.

In the first three months of the 2003 financial year, the T-Online division recorded a further substantial increase in revenue. The information concerning the operational development of the T-Online division for the year 2002 does not include figures for DeTeMedien, which has been assigned to the T-Com division since January 1, 2003. T-Online’s combined access and non-access business model is one of the fundamental cornerstones of the company’s strategy and remains an important revenue driver. A strong position in the access business is an important factor in the success of the combined business model since the high-value customer base in the access segment generates continuous traffic on the portal network and thereby opens up new sources of revenue. Direct customer and billing relationships enable T-Online to provide a range of additional services which further enhance the portal’s appeal. In the access business, which accounted for around 82% of total revenues in the first three months of 2003, the global political situation provided an additional impetus to growth during the period under review.

The significant year-on-year improvement in the results from ordinary business activities for the first three months of the current financial year is directly attributable to considerable economies of scale. This is a result partly of an overall higher utilization of purchased capacities and also of the migration of customers to higher-value tariffs. For instance, the peak-load model introduced on April 1, 2002, together with T-Online’s related measures designed to ensure a more even spread of Internet usage throughout the day, had a positive effect on T-Online’s costs of sales, which remained virtually unchanged compared with the same period of the previous year. Other cost savings were also achieved in the area of selling costs, which decreased in comparison with the same period last year.

The very positive development of EBITDA in the first quarter of 2003 exceeded expectations as a result of marked improvements in efficiency as well as strict cost management. EBITDA amounted to EUR 85 million in the “Germany” segment and EUR -10 million in the “Rest of Europe” segment. The negative EBITDA in the “Rest of Europe” segment decreased considerably by EUR 11 million or 55% compared with the first quarter of 2002. EBITDA in the “Germany” segment improved by more than EUR 60 million in a comparison of the first quarters of 2002 and 2003.

The continued strong growth in the period under review was accompanied by a slight increase in the average number of employees at T-Online compared both with the same period last year and with the fourth quarter of 2002. The reduction in the number of employees working abroad was offset by an increase in the number of employees in Germany.

Other.

(1)         Real Estate: DeTeImmobilien, DFMG and Sireo.

(2)         Group Auditing, Telekom Training, Human Resources Management, ICT, Leipzig College, Group Security, Financial Statements and Accounting, SolvenTec, SAF, DeTeAssekuranz.

Deutsche Telekom headquarters to be restructured and streamlined - Parallel to the implementation of the four-pillar strategy which allows the four divisions to focus on operating tasks, Deutsche Telekom is restructuring its Group headquarters and the central functions located there. Managing the Group headquarters as an SMH, coupled with a substantial streamlining and decentralization of its organization will further enhance the basic competitive strength of all units in the Group. According to the division of responsibilities between Group headquarters and the operating divisions, the latter assume full responsibility for managing operational business, while Group headquarters is now solely responsible for strategic and cross-divisional management functions. All other operating functions not directly related to the core business of the divisions are now assumed by Shared Services, which includes the PSA, billing services and the real estate business in particular. These areas, which are managed as service centers, offer services to the whole Group.

Deutsche Telekom’s Personnel Service Agency - PSA - was established in the fourth quarter of 2002 with the aim of implementing the comprehensive staff restructuring measures planned by Deutsche Telekom efficiently and in a socially responsible manner. One of the primary tasks of Deutsche Telekom’s Personnel Service Agency is to optimize the placement of employees, both in internal posts and in response to external job vacancies. Another of its tasks is to increasingly create temporary jobs within the Group.

Around 1,700 employees had been transferred to the PSA by the end of 2002; a further 3,600 or so employees were transferred in the first quarter of 2003. Most employees in the PSA originated from T- Com, and were transferred as part of the division’s program to increase efficiency. Of the total number of employees assigned to the PSA, around 200 are employed in the operational activities of the PSA. By March 31, 2003, over 1,300 employees had been placed in temporary or permanent new jobs. Over 230 employees have been able to find new positions and have left the PSA. Around 1,100 staff in primarily internal temporary jobs are being given an opportunity to refocus on new careers. The development of new and additional expertise means that they are better qualified for placement in new jobs.

By the end of 2003, the number of staff covered by Deutsche Telekom’s Personnel Service Agency will rise substantially. Deutsche Telekom expects the number of staff assisted by the PSA to rise to a total of around 15,000 during this year. The divisions transferring staff to the PSA pay a compensation fee to the PSA for taking over the employees.

The monetization strategy that is being applied in the area of real estate as part of the Group’s consolidation process was rigorously continued and implemented in the first quarter of 2003. By the end of March 2003, cash inflows from disposal of real estate totaled EUR 265 million, most of this amount arising from contracts concluded in the 2002 financial year. Sale agreements were concluded for further items of real estate in the first quarter of 2003 and preparatory work was done for sales to be made in the remainder of this year. Experience has shown that projects for the sale of real estate are typically concluded in the third and fourth quarters of the year.

Development of operations

Other

	Q1	Q1	Change	FY
	2003	2002		2002
	millions	millions		millions
	of €	of €	%	of €

Total revenue	1,093	957	14.2	4,411
Results from ordinary business activities(3)	(826)	(1,237)	33.2	(4,690)
Financial income (expense), net	(679)	(961)	29.3	(3,603)
Depreciation and amortization	(286)	(233)	(22.7)	(1,298)
Other taxes	(13)	(15)	13.3	(236)
EBITDA(1)	152	(28)	642.9	447
Special factors affecting EBITDA(1)	162	0	n.a.	417
Adjusted EBITDA(3)	(10)	(28)	64.3	30
Adjusted EBITDA margin (%)(1)	(0.9)	(2.9)		0.7

Number of employees(2)	21,643	17,888	21.0	17,870

(1)         EBITDA - Results of ordinary business activities before net financial income/expense, including income related to subsidiaries, associated and related companies, amortization and depreciation, and before other taxes; for a detailed explanation of these figures, please refer to the chapter “Reconciliation to pro forma figures”.

(2)         Average number of employees.

(3)         The deviation from prior year’s figures is due to “Other taxes”.

Revenue growth in the first quarter of 2003 from the activities combined under “Other” was significantly affected by the baseline effects of organizational changes. The creation of DeTeFleet GmbH on July 1, 2002 had the effect of increasing revenue, as the fleet management services were recognized for the first time as revenue. Spinning off the operational business of T-Mobile Deutschland’s antenna support portfolio to DFMG (Deutsche Funkturm GmbH) in the fourth quarter of 2002 also led to a revenue contribution in the first quarter of 2003. The cumulative impact of these changes on revenue amounted to an increase of around EUR 120 million in the first quarter of 2003.

Compared with the first quarter of 2002, the results from ordinary business activities improved substantially in the quarter under review. This was largely due to the benefit of no longer having to charge a nonscheduled write-down of the net carrying amount of the company’s interest in France Telecom, which amounted to EUR 253 million in the first quarter of 2002. Book profits totaling EUR 119 million were also generated from the sale of Eutelsat S.A. and UMC (Ukrainian Mobile Communications). Transfer payments of EUR 43 million by T-Com for staff transferred to the PSA also contributed to the improved results.

The EBITDA generated by “Other” was boosted in particular by the aforementioned income from the disposal of investments (Eutelsat S.A. with EUR 65 million and UMC with EUR 54 million) as well as the transfer payment by T-Com to the PSA.

The positive growth of adjusted EBITDA is based primarily on the non-recurrence of losses on accounts receivable and provisions for doubtful accounts in the first quarter of 2002. This is offset by charges such as expenditure of EUR 39 million for the operational launch of the PSA, arising mainly from personnel costs for operational staff.

Compared with the previous year, the number of employees engaged in operational tasks increased in the first quarter of 2003, principally due to the establishment of the Personnel Service Agency.

Outlook.

Significant events after the balance sheet date (March 31, 2003).

T-Mobile, Telefonica and TIM join forces to form alliance.

•   T-Mobile International, Telefonica Moviles and TIM (Telecom Italia Mobile) have announced the establishment of an alliance. The aim is to be able to offer their customers unique, high-caliber products and services in all countries in which the three operators are active. This alliance is also intended to increase their competitiveness in cross-border business. An initial development is that the alliance participants intend to offer new, joint services in the areas of voice, data transmission and mobile Internet on the basis of special roaming agreements. The aim is to attract new residential customers as well as internationally active companies and business customers who are interested in having a consistent level of service and quality. The participants will develop joint solutions and combine the technological and commercial strengths of the three companies.

T-Online presents T-Online Vision on TV.

•   T-Online is making Internet services available via the television set with its new product “T-Online Vision on TV”. T-Online is thus offering its interactive services on a platform not used before, including access to online information services or e-mail services, without the customer having to switch back and forth between the PC and the television.

The necessary hardware solution is provided by Fujitsu Siemens Computers with its newly developed ACTIVY Media Center. The equipment, scheduled to be available from specialist retailers in the fourth quarter of 2003, will be labeled “ready for T-Online” under the terms of an agreement between T-Online and the manufacturer.

Important decisions of the Regulatory Authority for Telecommunications and Posts (Reg TP).

•   Contribution to access costs: A surcharge of 0.4 eurocents per access minute was approved for calls within the local network from July 1, 2003. The approval is limited until November 30, 2003. when a further decision will be made on the contribution to access costs, together with the decision on other interconnection charges, which will then also be due. When making the decision on the further approval of the contribution to access costs, the Regulatory Authority will take into consideration price measures implemented by that time in the local network (= reduction of access deficit). On the basis of the its own calculations, the Regulatory Authority has determined an access deficit of EUR 1.40 per access line.

•   Subscriber line: The Regulatory Authority approved the monthly charge of EUR 11.80 for the most important variant of the subscriber line, i.e., the so-called copper wire pair. The previous approval was for EUR 12.48. The approval is limited until March 31, 2005.

Deutsche Telekom sells a total of 15 % of MTS.

•   Deutsche Telekom is selling a further 10% stake in the Russian mobile communications company Mobile Telesystems (MTS). T-Mobile International’s co-shareholder in MTS, AFK Sistema JCSC (Siste-ma), exercised a call option for the acquisition of 10% of the shares in MTS on April 16, 2003. Under the terms of the agreement, the transaction is scheduled to be closed within 30 days.

Deutsche Telekom had already sold a 5% stake in MTS on April 15, 2003 as part of an institutional placement. The proceeds of the two transactions amount to a total of around EUR 0.5 billion. After conclusion of the two transactions, Deutsche Telekom’s original stake of around 40% will be reduced to 25.1%, as announced in a press release on March 12, 2003.

MMS in the fixed network.

•   Multimedia Messaging (MMS) will also be possible in the fixed network before the end of this year. At CeBIT 2003 Deutsche Telekom presented for the first time the combination of a prototype MMS fixed-network telephone, a digital camera and a personal digital assistant (PDA). The successor to the short message service (SMS) technology, MMS also allows transmission of texts of up to 32,000 characters. Towards the end of this year, Deutsche Telekom’s fixed network will enable the rapid and high-quality transmission of multimedia content, first via T-ISDN and later via T-DSL. Deutsche Telekom will gradually supplement MMS in the fixed network with additional services. Following on from the great success of SMS text messaging, customer acceptance of MMS is growing in the mobile communications sector.

Development of revenue and income(1).

Revenue growth, growing foreign contribution

Deutsche Telekom expects net revenue to grow further in 2003 as compared to the previous year, with the mobile communications sector acting as the main catalyst. The share of the Group’s total revenue generated outside Germany will increase further due to the growth of its foreign shareholdings, as well as to the first-time full-year consolidation of its Dutch mobile communications subsidiary T-Mobile Netherlands (formerly BEN).

EBITDA

Deutsche Telekom’s efforts are directed at improving operating results for the Group as a whole. T-Com will achieve this by reducing costs and consolidating its market position. In the T-Mobile and T-Online divisions, the emphasis will be on business expansion and the improvement of cost structures, and at T-Systems, on substantial improvements to efficiency in all areas. A large number of projects that were implemented as part of the Triple-E efficiency improvement program are aimed at lifting profitability significantly in all divisions.

Net interest expense

Despite the consistent continuation of the debt reduction program, Deutsche Telekom expects the net interest expense for 2003 to remain largely unchanged as against the previous year. This is because net interest expense is driven primarily by the change in gross debt, and most principal repayments will be made in the final quarter of 2003.

Net income/ loss

With the planned EBITDA improvement, lower levels of depreciation and amortization, and lower interest expense, Deutsche Telekom expects net income to improve significantly year-on-year in 2003.

No dividend payments in 2002

To achieve the objective of debt reduction in 2003, the Board of Management and the Supervisory Board have decided not to recommend any dividend payment for the 2002 financial year to the shareholders’ meeting. This reinforces Deutsche Telekom’s determination to ensure the reduction of net debt and to continue with the current savings plan.

Reduction of net debt

A primary objective of the Group in 2003 is to reduce net debt. Measures have already been initiated to rigorously reduce net debt. The ongoing streamlining of the Group portfolio through the sale of shareholdings and real estate should make a significant contribution to this effort.

(1)   Deutsche Telekom can give no assurance that the revenue and income actually generated for 2003 will be in line with its forecasts. Certain aspects of the Group’s planning depend on circumstances that Deutsche Telekom cannot influence. For the description of some of the factors which might influence Deutsche Telekom’s ability to achieve its objectives, please refer to the “Forward-looking statements” and “Risk factors” sections in the Annual Report on Form 20-F and the “Disclaimer” at the end of this report.

T-Com

The T-Com division expects total revenue to remain around the previous year’s level in the 2003 financial year. The focus in the T-Com division in the 2003 financial is on improving EBITDA and cash generated by operations, both in its domestic business and at its Eastern European affiliates. This will be achieved primarily through internal cost optimization measures under the Triple-E efficiency improvement program and the systematic management of capital projects.

T-Systems

The T-Systems division expects total revenue growth to remain restrained in the entire 2003 financial year. Despite the general difficult operating environment, the improvement of the organizational structures following the merger of the IT and telecommunications activities implemented in 2002, coupled with several efficiency enhancement projects, should see earnings improve at T-Systems in the 2003 financial year. The total revenue and EBITDA of the T-Systems division will be affected by the deconsolidation of TeleCash GmbH and Siris.

T-Mobile

From a current perspective, the T-Mobile division expects significant total revenue growth for the entire 2003 financial year. The first-time full-year consolidation of T-Mobile’s subsidiary in the Netherlands will further increase total revenue. Two of T-Mobile’s core strategic objectives for 2003 are to further increase the share of total revenue attributable to high-quality segment of fixed-term contract subscribers, and to maintain high growth rates for new customers, particularly in the U.S. Based on these plans, EBITDA growth is likely to outstrip total revenue growth. The further development of USD and GBP exchange rates may significantly affect the revenue and earnings of the T-Mobile division.

T-Online

The T-Online division is targeting further year-on-year improvements in total revenue and expects potential EBITDA growth to exceed potential revenue growth. These assumptions are based on the forecast sustained growth in the number of Internet users in Western Europe. In addition to a quantitative increase in the number of users, T-Online also expects an increase in the average time spent online by individual Internet users. With its market position now becoming increasingly consolidated, the primary focus for T-Online in 2003 will be on all aspects of quality. In terms of T-Online’s portfolio, this will include the continued development of a standardized international product and services platform, in addition to the general concentration on higher-quality products. Economies of scale and process optimization will be the driving factors to increase cost efficiency.

Other

The development of “Other” will be primarily affected by the successive expansion in the activities of the PSA. The total revenue reported for “Other” will be affected throughout 2003 by the reallocation of DeTeFleet GmbH and by the spin-off of the antenna support portfolio into DFMG (Deutsche Funkturm GmbH).

Risk situation(1).

•   In terms of regulatory and competition policy, the risk situation is influenced by the forthcoming amendment of the Telecommunications Act. In the future, the underlying EU regulatory framework will be applied to all communications markets, The Telecommunications Act therefore sets out the decisive framework for Deutsche Telekom’s activities on the market and affects almost all business policy decisions in the Group. At the end of April the Federal Ministry of Economics and Labor published a draft for the new Telecommunications Act for public comment.

•   Further developments in the local networks following the introduction of call-by-call (free carrier selection) on April 25, 2003 and the commercial market launch of the Universal Mobile Telephone System (UMTS) in 200 German cities planned for the third quarter of 2003 will come under particular scrutiny.

•   Due not least to the resulting additional capital market access, the reduction in net debt continues to have a high priority in 2003. To date, the sale of assets (real estate and equity investments) to achieve this objective has proceeded according to plan, although the remaining sales still entail a certain amount of risk.

(1)         Please also refer to the disclaimer at the end of this report and the other risk areas identified in the management report at December 31, 2002 and in the Annual Report on Form 20-F.

Reconciliation to pro forma figures.

•   EBITDA, EBITDA adjusted for special factors, the EBITDA margin, the EBITDA margin adjusted for special factors, free cash flow, and gross and net debt, are all “pro forma figures”.

•   Pro forma figures are not governed by German or U.S. GAAP. As other companies may not compute these pro forma figures in the same way, Deutsche Telekom’s pro forma figures are only comparable with similarly designated disclosures by other companies to a limited extent.

•   Pro forma figures should not be viewed in isolation as an alternative to net income/loss, results from ordinary business activities, net cash provided by operating activities, financial liabilities or other Deutsche Telekom figures reported under German or U.S. GAAP.

EBITDA and EBITDA adjusted for special factors.

EBITDA

EBITDA is the abbreviation for “earnings before interest, taxes, depreciation and amortization”. Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation. In thedefinition and calculation of EBITDA, net financial income/expense includes net interest expense, income/loss related to associated and related companies, and write-downs of financial assets and marketable securities.

Adjusted EBITDA

Deutsche Telekom considers EBITDA to be a measure of the development of its operating activities before the effect of start-up costs for the development of new business areas and markets that are not matched by any relevant income. As such, EBITDA is an important indicator used by Deutsche Telekom’s leading decision-makers in order to measure Deutsche Telekom’s operating activities and the performance of the individual units.

Deutsche Telekom defines EBITDA adjusted for special factors as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation, and before the effects of any special factors. Deutsche Telekom uses EBITDA adjusted for special factors to enable a comparison of its operating activities across several reporting periods. More detailed explanations of the effects of special factors on EBITDA and net income/loss are contained in the following section “Special factors”.

EBITDA margin

EBITDA margin and EBITDA margin adjusted for special factors. In order to compare the EBITDA earnings power of profit-based units of different sizes, the EBITDA margin is presented in addition to EBITDA. The EBITDA margin represents the ratio of EBITDA to net revenue (EBITDA divided by net revenue).

Special factors.

•   Net income/loss was affected by a range of special factors in both the period under review and the comparative periods.

•   The underlying concept involves the elimination of special factors that affect ordinary business activities and thus impair the comparability of EBITDA with previous years. The adjustments are made irrespective of whether the relevant income and expenses are reported in the results from ordinary business activities or in extraordinary income/loss.

Special factors affecting EBITDA

The tables under “Deutsche Telekom at a glance” and “Summary” show how Deutsche Telekom derives EBITDA adjusted for special factors for the Group and for its four divisions from the statements of income prepared in accordance with German GAAP. The special factors are presented for the period under review, the relevant quarter of the previous year and for the previous full year.

Special factors that positively affected EBITDA in the first quarter of 2003 include income of EUR 0.3 billion from the sale of the remaining six cable regions in the T-Com division. In conjunction with the sale of the cable activities, this income is partly offset by additions to accruals and selling costs totaling EUR 0.1 billion, which reduced EBITDA.

EBITDA was also positively affected by income from the disposal of TeleCash in the T-Systems division (EUR 0.1 billion), and of the investments in Eutelsat S.A. and Ukrainian Mobile Communications (UMC) (EUR 0.1 billion), reported under “Other”.

There were no special factors affecting EBITDA in the first quarter of 2002.

The special factors that positively affected EBITDA in the full-year 2002 primarily included the book profit of EUR 0.2 billion (including foreign currency transaction losses) from the sale of the PT Satelindo investment, as well as income of EUR 0.3 billion from the sale of T-Online shares. Special factors that reduced EBITDA included expenses for restructuring measures in the T-Com and T-Systems divisions amounting to EUR 0.4 billion, as well as the recognition of an additional minimum liability totaling EUR 0.2 billion in the fourth quarter.

Special factors not affecting EBITDA

Separate special factors in the form of tax income totaling EUR 0.3 billion, resulting in particular from the change of T-Mobile International AG into a limited partnership (AG & Co. KG), did not affect EBITDA in the period under review.

Where effective taxation or deferred taxes were required to be recognized, the relevant tax effects were computed on the individual special factors.

Special factors not affecting EBITDA in the prior-year comparative period included the valuation adjustment for the net carrying amount of the investment in France Telecom (EUR 0.2 million), and valuation adjustments for loans to associated companies of Kabel Deutsch-land GmbH (EUR 0.3 billion).

The tax effects on the various special factors amounting to EUR 0.1 billion were determined on the basis of the corporation tax rate.

In the 2002 financial year, special factors totaling EUR 19.8 billion had a negative impact on the Group’s result. The vast majority of this amount (EUR 19.6 billion) is the result of special factors which have no effect on EBITDA.

Of the EUR 19.8 billion, around EUR 19.0 billion is attributable to special factors resulting from the measures taken in connection with the strategic review which was implemented in the third quarter of 2002. This relates primarily to nonscheduled write-downs of intangible assets (goodwill and licenses) amounting to EUR 21.3 billion.

The tax effects on the various special factors were determined on the basis of the corporation tax rate. Tax income of EUR 3.0 billion was generated from the reversal of deferred tax liabilities in the period under review, in particular in relation to the nonscheduled write-downs of mobile communications licenses held by T-Mobile USA. Furthermore, backdated amortization of goodwill to be recognized in Deutsche Telekom AG’s tax accounts in accordance with a Federal Fiscal Court ruling resulted in positive tax effects for the 2002 financial year, which were in turn a separate special factor affecting the Group’s result.

In the 2002 financial year, EUR 23.6 billion of the total special factors negatively affected the Group result, and EUR 3.8 billion had a positive impact.

Reconciliation of the statement of income

	Q1	Special		Q1	Q1		FY	Special		FY
	2003	factors		2003	2002		2002	factors		2002
		in		without				in		without
		Q1		special				FY		special
		2003		factors				2002		factors
	billions	billions		billions	billions		billions	billions		billions
	of €	of €		of €	of €		of €	of €		of €

Net revenue	13.6			13.6	12.8		53.7			53.7
Cost of sales	(7.6)			(7.6)	(7.7)		(44.5)	(11.8	)(5)	(32.7)
Gross profit/(loss) from sales(10)	6.0			6.0	5.1		9.2	(11.8)		21.0
Expenses	(5.9)	(0.1	)(1)	(5.8)	(5.9)		(34.2)	(10.3	)(6)	(23.9)
Other operating income	1.5	0.5	(2)	1.0	0.9		3.9	0.5	(7)	3.4
Operating result(10)	1.6	0.4		1.2	0.1		(21.1)	(21.6)		0.5
Financial income (expense), net	(1.1)			(1.1)	(1.8	)(4)	(6.0)	(1.68)		(4.4)
Results from ordinary business activities(10)	0.5	0.4		0.1	(1.7)		(27.2)	(23.2)		(3.9)
Income taxes	0.5	0.3	(3)	0.1	0		2.8	3.4	(9)	(0.6)
Income/(losses) applicable to minority shareholders	(0.1)			(0.1)	(0.1)		(0.3)			(0.3)
Net income/(loss)/effect of special factors(10)	0.9	0.7		0.1	(1.8)		(24.6)	(19.8)		(4.8)

Operating result(10)	1.6	0.4		1.2	0.1		(21.1)	(21.6)		0.5
Depreciation and amortization	(3.3)	0.0		(3.3)	(3.6)		(36.9)	(21.4)		(15.5)
Other taxes	0.0	0.0		0.0	(0.1)		(0.3)	—		(0.3)

EBITDA(10)	4.9	0.4		4.5	3.8		16.1	(0.2)		16.3
EBITDA margin (%)	36.0			32.9	29.6		30.0			30.4

Special factors for the first quarter of 2003:

(1)         Addition to accruals and selling costs relating to the sale of the remaining six cable regions (Kabel Deutschland GmbH) (affecting EBITDA).

(2)         Income from the sale of the cable activities and book profits from the sale of TeleCash and the investments in Eutelsat and UMC (affecting EBITDA).

(3)         Mainly tax income from the change of the legal form of T-Mobile International AG to a limited partnership (AG & Co. KG).

Special factors for the first quarter of 2002:

(4)         Including a EUR 0.2 billion valuation adjustment on the net carrying amount of the investment in France Telecom, and valuation adjustments totaling EUR 0.3 billion on loans to associated companies of Kabel Deutschland GmbH.

Special factors for the full-year 2002:

(5)         Nonscheduled write-downs resulting from the strategic review: Mobile communications licenses at T-Mobile USA (EUR 9.4 billion) T-Mobile UK’s UMTS license (EUR 2.2 billion) Property, plant and equipment in the T-Systems division (EUR 0.1 billion).

Recognition of an additional minimum liability in the T-Com division (EUR 0.1 billion) (affecting EBITDA).

(6)         Restructuring expenses for staff reduction measures at the Eastern European affiliates in the T-Com division (affecting EBITDA). Restructuring expenses in the T-Systems division (EUR 0.4 billion) (affecting EBITDA).

Recognition of an additional minimum liability in the T-Com, T-Systems and Other divisions (EUR 0.1 billion) (affecting EBITDA). Goodwill write-downs resulting from the strategic review:

T-Mobile USA (EUR 8.3 billion)
T-Mobile Netherlands (EUR 1.0 billion)
SIRIS (T-Systems) (EUR 0.5 billion).

(7)         Book profit from the sale of shares in PT Satelindo (EUR 0.2 billion) and income of EUR 0.3 billion from the sale of shares in T-Online (affecting EBITDA).

(8)         Nonscheduled write-downs of financial assets:

Valuation adjustment on the net carrying amount of the investment in France Telecom (EUR 0.6 billion)
Valuation adjustments on loans to subsidiaries of Kabel Deutschland GmbH (EUR 0.3 billion), and of other investments in noncurrent securities (EUR 0.4 billion).

Write-downs of financial assets resulting from the strategic review:

EUR 0.1 billion on the net carrying amount of the investment in comdirect bank AG

EUR 0.2 billion on the UMTS license of T-Mobile Netherlands B. V. as part of its inclusion as an associated company.

(9)         Tax effects from the additional minimum liability, the valuation adjustments on loans to associated companies of Kabel Deutschland GmbH, from backdated amortization of goodwill in the tax accounts of Deutsche Telekom AG, and from the reversal of deferred tax liabilities relating to the nonscheduled write-downs of mobile telecommunications licenses at T-Mobile USA as a result of the strategic review.

(10)   Calculated and rounded on the basis of millions for the sake of greater precision.

Pro forma figures.

ARPU.

•   The average revenue per user (ARPU) is computed as follows: revenue for services used by customers (revenue for originating and terminating voice and data transmission), including roaming revenue and monthly subscription charges, divided by the average number of customers in the period. ARPU is a non-GAAP financial indicator and may not be compared with the ARPU computed by other companies. This non-GAAP indicator should be consulted in addition to, rather than instead of, the GAAP information provided.

•   Management believes that ARPU is a significant indicator, as it reveals the average revenue per customer. Combined with the number of customers, it provides a suitable estimate of revenue and revenue growth.

Reconciliation of ARPU

First quarter of 2003	T-Mobile	T-Mobile	T-Mobile	Radio-	T-Mobile	T-Mobile
	Deutschland	UK	Austria	Mobil	Netherlands	USA
	millions	millions	millions	millions	millions	millions
	of €	of €	of €	of €	of €	of €
Revenues relevant to ARPU (CoS)	1,738	839	183	158	157	1,367
Terminal equipment	184	97	14	6	11	203
Other*	73	100	76	16	14	112
Total revenue	1,995	1,036	273	180	182	1,682

First quarter of 2002	T-Mobile	T-Mobile	T-Mobile	Radio—	T-Mobile	T-Mobile
	Deutschland	UK	Austria	Mobil	Netherlands	USA
	millions	millions	millions	millions	millions	millions
	of €	of €	of €	of €	of €	of €
Revenues relevant to ARPU (CoS)	1,605	754	173	127	—	1,115
Terminal equipment	137	101	12	4	—	129
Other*	54	65	69	32	—	113
Total revenue	1,796	920	254	163	—	1,357

* Activation charges, virtual network operator revenues, visitor revenue and other operating revenue.

Free cash flow.

•   Deutsche Telekom defines free cash flow as cash generated from operations minus interest payments and cash outflows for investments in intangible assets and property, plant and equipment.

•   Deutsche Telekom believes that free cash flow is used by investors as a measure to enable them to assess the Group’s cash generated from operations (after deductions for interest paid and cash outflows for intangible assets and property, plant and equipment), in particular with regard to investments in associated and related companies and the repayment of liabilities. However, free cash flow should not be used to determine the financial situation of the Group.

Reconciliation of free cash flow

	Q1	Q1	FY
	2003	2002	2002
	billions	billions	billlions
	of €	of €	of €
Cash generated from operations	3.4	2.9	16.7
Interest received/(paid)	(0.3)	(0.6)	(4.2)
Net cash provided by operating activities(1)	3.1	2.3	12.5
Cash outflows from investments in intangible assets and property, plant and equipment	(1.1)	(2.0)	(7.6)
Free cash flow before payment of dividends(1)	2.0	0.3	(4.8)
Dividend	0	0	(1.6)
Free cash flow after payment of dividends(1)	2.0	0.3	3.3

1                 Calculated and rounded on the basis of millions for the sake of greater precision.

Gross and net debt.

•   Gross debt is the basis for total net interest expense incurred. In addition to this key figure, Deutsche Telekom shows “net debt”.

•   In the consolidated financial statements, the items “bonds and debentures” and “liabilities to banks” are reported as “debt (in accordance with consolidated balance sheet)”. Gross debt includes not only “debt (in accordance with the consolidated balance sheet)”, but also liabilities to non-banks from loan notes, cash collateral received for positive fair values from derivatives, and necessary settlement amounts for interest rate and cross currency swaps for loans taken out in foreign currencies summarized under “other liabilities” in the balance sheet.

•   Net debt is generally calculated by subtracting liquid assets, other investments in noncurrent securities and in marketable securities, as well as discounts on loans, which are contained in the balance sheet item “prepaid expenses and deferred charges”. In addition, the following items (which are reported under the balance sheet item “other assets”) are subtracted in the same way as for the liabilities side: cash collateral paid for negative fair values from derivatives and necessary settlement amounts for interest rate and cross currency swaps for loans taken out in foreign currencies.

•   Gross and net debt are common indicators in Deutsche Telekom’s competitive environment, and are used by Deutsche Telekom’s leading decision-makers in order to manage and control debt.

Reconciliation of debt

	March 31,	Dec. 31,	March 31,
	2003	2002	2002(2)
	billions	billions	billions
	of €	of €	of €
Bonds and debentures	58.0	56.7	58.2
Liabilities to banks	4.8	6.3	12.4
Debt (in accordance with consolidated balance sheet)(1)	62.8	63.0	70.6
Liabilities to non-banks from loan notes	0.8	0.8	0.7
Miscellaneous other liabilities	0.5	0.3	0
Gross debt(1)	64.1	64.1	71.3
Liquid assets	6.9	1.9	1.7
Other investments in marketable securities	0.3	0.4	0.7
Other investments in noncurrent securities	0.1	0.2	0.8
Other assets	0.2	0.2	0
Discounts on loans (prepaid expenses and deferred charges)	0.3	0.3	0.4
Net debt(1)	56.3	61.1	67.7

1                 Calculated and rounded on the basis of millions for the sake of greater precision.

2                 The prior-year comparatives as of March 31, 2002 have been adjusted in line with this redefinition.

Reconciliation to new structures.

Transition to the cost-of-sales method.

•   Until the end of 2002, Deutsche Telekom classified its consolidated statement of income using the total-cost method. In this Group Report, Deutsche Telekom is publishing its consolidated statement of income in line with the internationally more common cost-of-sales method for the first time. Besides allocating of operational expenses to the functional areas, this also involves including other taxes in the operating results, or results from ordinary business activities. The prior-year comparatives have been restated accordingly.

Agency business.

•   The internal accounting for and recording of transactions involving standard products that are sold and supported by T-Systems, but settled and billed by other divisions in the Group (“agency business”), were simplified. This new arrangement has led to higher net revenue being reported at T-Com in particular, and to a lesser extent at T-Mobile, while the net revenue reported by T-Systems has dropped. In such cases, too, T-Systems remains the sole face to the customer, and continues to receive a selling or agency commission for acquisition and support. These commissions increase the internal revenue of T-Systems. Overall, the new structure for recording the standard products business also substantially reduces the total revenue of T-Systems, while T-Com’s total revenue is slightly higher, and that of T-Mobile remains unaffected. The amounts reported for the 2002 financial year were restated to aid comparability.

T-Com.

•   Since January 1, 2003, the DeTeMedien subsidiary has been assigned to T-Com, and the current and historical figures reported for T-Com have been increased by the amounts reported for DeTeMedien. The simplified internal accounting for agency business revenue since January 1, 2003 (see above) has also increased the revenue reported for the T-Com division. At the same time, T-Com’s selling costs have risen by the same amount as aggregate revenue, thus offsetting the effects on EBITDA. All amounts reported for T-Com for the 2002 financial year that have been affected by the reclassification of the agency business are restated to enable comparison.

T-Systems.

•   T-Systems is the Deutsche Telekom Group’s single face to corporate customers, offering standard products in addition to systems solutions. For these standard products, T-Systems provides support to other Deutsche Telekom Group divisions in the form of sales and customer care services for the corporate customers involved, without itself actually being the contractual partner. Contracts are settled on behalf and on account of the division providing the product. Under the terms of this “agency business”, T-Systems receives a selling or agency commission for the services it has provided. In the past, the relevant revenue billed to external customers by Deutsche Telekom was passed through in full to T-Systems. In return, Deutsche Telekom received a credit from T-Systems in the amount of the related cost of goods and services incurred by Deutsche Telekom. In the 2002 financial year, this resulted in an increase in the amounts reported under total revenue and purchased goods and services. In the future, T-Systems will only report the proportionate selling commissions as revenue. T-Systems’s reported total revenue and net revenue will therefore decline, as will the goods and services purchased. The simplified internal accounting for the agency business will thus have no effect on T-Systems’ absolute EBITDA.

T-Mobile.

•   The new internal accounting procedure introduced for the agency business (see the explanations on the agency business above) increases the net revenue of the T-Mobile division, because the new arrangements provide for all revenue for standard products generated directly from customers to be allocated to this division’s net revenue. At the same time, T-Mobile’s internal revenue will drop by the same amount, so that the effect on total revenue is zero. In the 2002 financial year, around EUR 0.1 billion of T-Mobile’s net revenue was attributable to the standard products business.

T-Online.

•   In 2002, T-Online International AG commenced preparatory work on the conversion of its consolidated reporting from the German Commercial Code to IASs, so as to be able to prepare and publish T-Online International AG’s complete consolidated financial statements in accordance with internationally accepted accounting principles starting in the 2003 financial year, thus satisfying infull the requirements of the Prime Standard operated by Deutsche Börse AG. For the 2003 financial year, T-Online will prepare exempting consolidated financial statements in accordance with § 292a HGB. In addition to German Accounting Standard No. 6 (GAS 6), the standards set out in IAS 34 (Interim Financial Reporting) were therefore complied with for the first time for T-Online International AG’s report for the first quarter of 2003. T-Online International AG applies the International Accounting Standards and the Interpretations issued by the Standing Interpretations Committee (SIC). This is done on the basis of the guidance on the first-time application of IASs applied to the preparation of the opening balance sheet as of January 1, 2002 and to the 2002 financial year. In Deutsche Telekom’s financial reporting, T-Online is presented as the T-Online division under the HGB, and as a result, there may be differences between the presentation of T-Online International AG and the presentation of the T-Online division in those items where the IASs differ from the HGB accounting principles. DeTeMedien was allocated to the T-Online division until December 31, 2002. DeTeMedien has been allocated to the T-Com division since January 1, 2003. The amounts originally reported for the T-Online division for the 2002 financial year have been restated accordingly to enable comparison.

Consolidated financial statements.

Consolidated statement of income

	Q1 2003	Q1 2002	Change	FY 2002
	millions	millions		millions
	of €	of €	%	of €
Net revenue	13,618	12,770	6.6	53,689
Cost of sales	(7,569)	(7,688)	1.5	(44,477)
Gross profit	6,049	5,082	19.0	9,212
Selling costs	(3,387)	(3,279)	(3.3)	(13,264)
General and administrative costs	(1,335)	(1,258)	(6.1)	(6,062)
Other operating income	1,511	853	77.1	3,901
Other operating expenses	(1,252)	(1,326)	5.6	(14,915)
Operating results	1,586	72	n.a.	(21,128)
Financial income (expense), net	(1,092)	(1,748)	37.5	(6,022)
of which, net interest expense	(1,057)	(1,102)	4.1	(4,048)
Results from ordinary business activities(1)	494	(1,676)	n.a.	(27,150)
Income taxes	460	(59)	n.a.	2,847
Income/(loss) after taxes	954	(1,735)	n.a.	(24,303)
Income/(losses) applicable to minority shareholders	(101)	(73)	(38.4)	(284)
Net income/(loss)	853	(1,808)	n.a.	(24,587)

Determining earnings per share

		Q1 2003	Q1 2002	Change	FY 2002
				%
Net income/(loss)	millions of €	853	(1,808)	n.a.	(24,587)
Average weighted number of outstanding shares	in millions	4,195	4,195	0.0	4,195
Earnings per share(2)/ADS(3) (German GAAP) €		0.20	(0.43)	n.a.	(5.86)

1                 Including other taxes in accordance with the classification of the statement of income by the cost-of-sales method.

2                 Earnings per share (according to German GAAP) for each period are calculated by dividing net income (loss) by the weighted average number of outstanding shares.

3                 One ADS (American Depositary Share) corresponds in economic terms to one share of Deutsche Telekom in common stock. The share to ADS ratio is 1:1.

Consolidated balance sheet

	March 31,	Dec. 31,	Change	Change
	2003	2002
	millions	millions	millions
	of €	of €	of €	%
Assets
Noncurrent assets	104,996	111,526	(6,530)	(5.9)
Intangible assets	50,861	53,402	(2,541)	(4.8)
Property, plant and equipment	50,354	53,955	(3,601)	(6.7)
Financial assets	3,781	4,169	(388)	(9.3)
Current assets	18,944	13,524	5,420	40.1
Inventories, materials and supplies	1,512	1,556	(44)	(2.8)
Receivables	6,101	6,258	(157)	(2.5)
Other assets	4,148	3,392	756	22.3
Marketable securities	251	413	(162)	(39.2)
Liquid assets	6,932	1,905	5,027	263.9
Prepaid expenses, deferred charges and deferred taxation	1,589	771	818	106.1
Balance sheet total	125,529	125,821	(292)	(0.2)

Shareholders’ equity and liabilities
Shareholders’ equity	35,330	35,416	(86)	(0.2)
Capital stock	10,746	10,746	0	0.0
Accruals	15,081	16,097	(1,016)	(6.3)
Pension and similar obligations	3,968	3,942	26	0.7
Other accruals	11,113	12,155	(1,042)	(8.6)
Liabilities	74,226	73,585	641	0.9
Debt	62,816	63,044	(228)	(0.4)
Other	11,410	10,541	869	8.2
Deferred income	892	723	169	23.4
Balance sheet total	125,529	125,821	(292)	(0.2)

Statement of shareholders’ equity

	Capital	Addi-	Con-	Cumula-	Share-	Treasury	Total	Minority	Con-
	stock	tional	soli-	tive	holders’	shares		interest	solid-
	nominal	paid	dated	trans-	equity				ated
	value	in	share-	lation	in				share-
		capital	holders’	adjust-	accord-				holders’
			equity	ment	ance				equity
			gener- ated	account	with con-
					soli-
					dated
					balance
					sheet
	millions	millions	millions	millions	millions	millions	millions	millions	millions
	of €	of €	of €	of €	of €	of €	of €	of €	of €
Balance at Dec. 31, 2001	10,746	49,994	1,826	(1,572)	60,994	(7)	60,987	5,307	66,294
Changes in the composition of the Group								(2,017)	(2,017)
Dividends for 2001
Unappropriated net income carried forward
Proceeds from stock options		4			4		4		4
Income/(loss) after taxes			(1,808)		(1,808)		(1,808)	73	(1,735)
Foreign currency translation			(16)	599	583		583	11	594

Balance at March 31, 2002	10,746	49,998	2	(973)	59,773	(7)	59,766	3,374	63,140

Balance at December 31, 2002	10,746	50,077	(24,316)	(5,079)	31,428	(7)	31,421	3,988	35,409
Changes in the composition of the Group								(5)	(5)
Dividends for 2002
Unappropriated net income carried forward
Proceeds from stock options		4			4		4		4
Income after taxes			853		853		853	101	954
Foreign currency translation				(992)	(992)		(992)	(47)	(1,039)

Balance at March 31, 2003	10,746	50,081	(23,463)	(6,071)	31,293	(7)	31,286	4,037	35,323

Consolidated statement of cash flows

	Q1	Q1	FY
	2003	2002	2002
	millions	millions	millions
	of €	of €	of €
Net income/(loss)	853	(1,808)	(24,587)
Income/(losses) applicable to minority shareholders	101	73	284
Income /(loss) after taxes	954	(1,735)	(24,303)
Depreciation and amortization	3,269	3,654	36,880
Income tax expense	(460)	59	(2,847)
Net interest expense	1,057	1,102	4,048
Results from the disposition of noncurrent assets	(189)	(2)	(428)
Results from associated companies	3	109	430
Other noncash transactions	(703)	1,266	1,144
Change in working capital (assets)(1)	(1,083)	(640)	184
Change in accruals	(100)	326	1,410
Change in other working capital (liabilities)(2)	842	(1,502)	101
Income taxes received/(paid)	(199)	215	(15)
Dividends received	2	0	63
Cash generated from operations	3,393	2,852	16,667
Net interest payments	(276)	(589)	(4,204)
Net cash provided by operating activities	3,117	2,263	12,463
Cash outflows from investments in intangible assets	(65)	(153)	(841)
property, plant and equipment	(1,048)	(1,770)	(6,784)
financial assets	(160)	(203)	(568)
consolidated companies	0	(4,779)	(6,405)
Cash inflows from disposition of
intangible assets	68	1	14
property, plant and equipment	355	110	1,304
financial assets	312	196	1,130
Shareholdings in consolidated companies and business units	1,505	0	697
Net change in short-term investments and marketable securities	(827)	25	226
Other	217	0	1,187
Net cash provided by (used for) investing activities	357	(6,573)	(10,040)
Net change of short-term debt	(2,522)	3,260	(10,012)
Issuance of medium and long-term debt	3,952	1,814	11,677
Repayments of medium and long-term debt	(837)	(1,954)	(3,472)
Dividend	0	0	(1,582)
Proceeds from share offering	0	0	1
Change in minority interests	(7)	0	(47)
Net cash provided by (used for) financing activities	586	3,120	(3,435)
Effect of foreign exchange rate changes on cash and cash equivalents (up to 3-month term)	(15)	8	(14)
Net increase (decrease) in cash and cash equivalents	4,045	(1,182)	(1,026)
Level at the beginning of the year	1,712	2,738	2,738
Level at end of reporting period	5,757	1,556	1,712

1      Changes in receivables, other assets, inventories, materials and supplies and deferred expenses.

2      Changes in other liabilities (which do not relate to financing activities) and deferred income.

Notes to the consolidated statement of income.

Transition to the cost-of-sales method

Until the end of 2002, Deutsche Telekom classified its consolidated statement of income using the total-cost method. In this Group Report, Deutsche Telekom is publishing its consolidated statement of income in line with the internationally more common cost-of-sales method for the first time. Besides allocating operational expenses to functional areas, this also involves including other taxes in the operating results, or results from ordinary business activities. The prior-year comparatives have been restated accordingly.

Changes in the composition of the Deutsche Telekom Group

Deutsche Telekom acquired shareholdings in various companies last year which were not included in the consolidated financial statements as of March 31, 2002. The most significant of these are at T-Mobile, T-Mobile Netherlands and, at T-Systems, Detecon. The following shows the effects of the new acquisitions on the individual line items of the consolidated statement of income as of March 31, 2003. The figure for other operating expenses shown below includes the amortization of goodwill relating to these companies totaling EUR 28 million.

Effects of new acquisitions on the consolidated statement of income in the first three months of 2003

	T-Mobile	T-Systems	Total
	millions	millions	millions
	of €	of €	of €
Net revenue	182	23	205
Cost of sales	(141)	(11)	(152)
Gross profit	41	12	53
Selling costs	(112)	(8)	(120)
General and administrative costs	(9)	(8)	(17)
Other operating income	23	6	29
Other operating expenses	(31)	(2)	(33)
Operating results	(88)	0	(88)
Financial income (expense), net	7	2	9
Results from ordinary business activities	(81)	2	(79)
Income taxes	0	(1)	(1)
Income/(loss) after taxes	(81)	1	(80)
Income (losses) applicable to minority shareholders	0	0	0
Net income (loss)	(81)	1	(80)

Other operating income

	Q1 2003	Q1 2002	Change	FY 2002
	millions	millions		millions
	of €	of €	%	of €
Other operating income	1,511	853	77.1	3,901

The increase in other operating income relates mainly to income from the disposition of financial assets (cable activities, TeleCash, Eutelsat and UMC).

Other operating expenses

	Q1 2003	Q1 2002	Change	FY 2002
	millions	millions		millions
	of €	of €	%	of €
Other operating expenses	(1,252)	(1,326)	5.6	(14,915)

The decrease in other operating expenses is mainly attributable to the lower level of goodwill amortization.

Financial income (expense), net

	Q1 2003	Q1 2002	Change	FY 2002
	millions	millions		millions
	of €	of €	%	of €
Financial income (expense), net	(1,092)	(1,748)	37.5	(6,022)
of which: income/(loss) related to associated and related companies	(3)	(109)	97.3	(389)
of which: net interest income/(expense)	(1,057)	(1,102)	4.1	(4,048)
of which: write-downs on financial assets and marketable securities
	(32)	(537)	94.0	(1,585)

Net financial expense decreased by EUR 656 million compared with the first quarter of last year to EUR 1,092 million. Net financial expense in the first quarter of 2002 included negative impacts, the most significant of which were the nonscheduled write-down on the net carrying amount of the shareholding in France Telecom (EUR 253 million) as a result of the decrease in its share price and the valuation adjustment for loans to associated companies of Kabel Deutschland GmbH (EUR 260 million). Results related to companies accounted for under the equity method, which is included in the income/loss related to associated and related companies also developed positively in the first three months of 2003. Net interest expense was slightly lower than in the first quarter of last year.

Income taxes

	Q1 2003	Q1 2002	Change	FY 2002
	millions	millions		millions
	of €	of €	%	of €
Income taxes	460	(59)	n.a.	2,847

Negative results from ordinary business activities of EUR -1,676 million in the first quarter of 2002 improved to a positive figure of EUR 494 million in the period under review. Deutsche Telekom AG also had net operating loss carryforwards affecting corporate income tax and trade tax net operating loss carryforwards, with the result that no taxes were payable in the tax consolidation group. The tax income reported relates to corporate income tax of EUR 361 million for T-Mobile International AG & Co. KG relating to 2002. This is the result of the change of the legal form of the company from a stock corporation to a partnership, which has a backdated tax effect on the year 2002, due to the possibilities this offers for setting prior-year profits against Deutsche Telekom AG net operating loss carryforwards.

Other information.

Personnel

	Q1 2003	Q1 2002	Change	FY 2002
	millions	millions		millions
	of €	of €	%	of €
Personnel costs	(3,392)	(3,205)	(5.8)	(13,480)

Personnel costs increased by EUR 187 million, or 5.8%, in the period under review compared with the same period last year; this is mainly attributable to tariff increases and, to a lesser extent, to changes in the composition of the Deutsche Telekom Group.

The decrease in the number of staff, both on average and at the balance sheet date, is the result of offsetting effects: staff numbers were cut without compulsory redundancies at T-Com in particular; this development was offset to a limited extent by an increase at T-Mobile mainly in the U.S. and (based on average figures) in the Netherlands.

Average number of employees

	Q1 2003	Q1 2002	Change	Change	FY 2002
	number	number	number	%	number
Civil servants	50,306	53,892	(3,586)	(6.7)	52,961
Salaried employees and wage earners	204,430	203,160	1,270	0.6	202,935
Deutsche Telekom Group	254,736	257,052	(2,316)	(0.9)	255,896
Trainees/student interns	9,752	9,172	580	6.3	9,869

Number of employees at balance sheet date

	March 31,	Dec. 31,	Change	Change	March 31,
	2003	2002			2002
	number	number	number	%	number
Civil servants	50,230	50,776	(546)	(1.1)	53,376
Salaried employees and wage earners	202,176	205,193	(3,017)	(1.5)	202,305
Deutsche Telekom Group	252,406	255,969	(3,563)	(1.4)	255,681
Trainees/student interns	9,965	11,709	1,744	(14.9)	9,218

Depreciation and amortization

	Q1 2003	Q1 2002	Change	FY 2002
	millions	millions		millions
	of €	of €	%	of €
Amortization of intangible assets	(1,168)	(1,489)	21.6	(27,355)
of which: UMTS licenses	(151)	(183)	17.5	(2,864)
of which: U.S. mobile communications licenses	(137)	(299)	54.2	(10,380)
of which: goodwill	(641)	(840)	23.7	(13,108)
Depreciation of property, plant and equipment	(2,101)	(2,165)	2.6	(9,525)
Total depreciation and amortization	(3,269)	(3,654)	10.5	(36,880)

The decrease in depreciation and amortization is mainly a result of the reduced net book value due to the high level of nonscheduled write-downs in the second half of 2002 as part of the strategic review.

Other taxes

Other taxes, included in the operating results, amounted to EUR 49 million in the first quarter of 2003 compared with EUR 56 million in the same period last year.

Notes to the consolidated balance sheet.

Noncurrent assets

	March 31,	Dec. 31,	Change	Change
	2003	2002
	millions	millions	millions
	of €	of €	of €	%
Intangible assets	50,861	53,402	(2,541)	(4.8)
of which: UMTS licenses	10,777	11,117	(340)	(3.1)
of which: U.S. mobile communications licenses	9,858	10,364	(506)	(4.9)
of which: goodwill	27,884	29,436	(1,552)	(5.3)
Property, plant and equipment	50,354	53,955	(3,601)	(6.7)
Financial assets	3,781	4,169	(388)	(9.3)

The decline in intangible assets from EUR 53.4 billion to EUR 50.9 billion (4.8%) is due primarily to two factors. The first of these is the effect of exchange rate losses on the translation of foreign Group companies. This is mainly attributable to the decrease in value of the U.S. dollar compared with the euro. On the other hand, the net carrying amounts were reduced by further amortization. The EUR 3.6 billion decrease in the carrying amount of property, plant and equipment is due primarily to the sale of the remaining cable activities and further depreciation combined with a decrease in the volume of new capital expenditures.

Investments

	Q1 2003	Q1 2002	Change	FY 2002
	millions	millions		millions
	of €	of €	%	of €
Intangible assets	57	2,826	(98.0)	5,355
Property, plant and equipment	852	1,479	(42.4)	7,055
Financial assets	161	279	(42.3)	752
Total	1,070	4,584	(76.7)	13,162

Investments in intangible assets decreased by EUR 2.8 billion year-on-year. The amount reported in the previous year contained the purchased goodwill arising from the acquisition of the remaining shares of T-Systems ITS GmbH (formerly debis Systemhaus GmbH) (EUR 2.7 billion). The decreases in investments recorded throughout the Group are mainly attributable to the cuts in capital expenditure made in the previous and current years.

Shareholders’ equity

	March 31,	Dec. 31,	Change	Change
	2003	2002
	millions	millions	millions
	of €	of €	of €	%
Capital stock	10,746	10,746	0	0.0
Additional paid-in capital	50,081	50,077	4	n.a.
Retained earnings	248	248	0	0.0
Unappropriated net income/(loss) carried forward	(24,564)	23	(24,587)	n.a.
Net income/(loss) after taxes	853	(24,587)	25,440	n.a.
Cumulative translation adjustment account	(6,071)	(5,079)	(992)	(19.5)

	31,293	31,428	(129)	(0.4)

Minority interest	4,037	3,988	49	1.2
Total shareholders’ equity	35,330	35,416	(86)	n.a.

The slight drop in shareholders’ equity compared with December 31, 2002, despite the positive Group result, was due primarily to further negative exchange rate effects from the translation of foreign Group companies. 2,670,828 treasury shares were held at March 31, 2003.

Stock-based compensation.

Deutsche Telekom AG stock option plan

In the 2000 financial year, Deutsche Telekom granted stock options to certain employees for the first time. On July 19, 2000, Deutsche Telekom granted options to the beneficiaries of the 2000 Stock Option Plan on the basis of the resolution adopted by the shareholders’ meeting in May 2000. In addition, the shareholders’ meeting in May 2001 approved the introduction of a 2001 Stock Option Plan, resulting in the granting of stock options in August 2001 and July 2002.

The following table provides an overview of the development of the total stock options held under the 2000 and 2001 plans:

	SOP 2001		SOP 2000
		Weighted		Weighted
		average		average
	Stock options	exercise price	Stock options	exercise price
	(in thousands)	€	(in thousands)	€
Outstanding stock options at January 1, 2003	11,964	24.22	994	62.69
Granted	0	0	0	0
Exercised	0	0	0	0
Forfeited	34	20.89	1	62.69
Outstanding at March 31, 2003	11,931	24.23	993	62.69
Exercisable at March 31, 2003	0	0	0	0

T-Online International stock option plans

The extraordinary shareholders’ meeting of T-Online International AG resolved a 2000 Stock Option Plan for the Board of Management, and for specialists and managers of T-Online and its subsidiaries, prior to the company’s IPO. This was not competitive, in particular because of the exercise hurdles.

The 2001 shareholders’ meeting approved a new stock option plan structured as a “premium priced plan”. As part of the acquisition of Ya.com, T-Online granted Ya.com employees stock options for T-Online shares in line with the resolution passed by the shareholders’ meeting on September 22, 2000. The exercise price was contractually set at EUR 0.00.

The following table provides an overview of the development of the total stock options held under the 2000 and 2001 plans:

	SOP 2001		SOP 2000		Ya.com Option Plan
		Weighted		Weighted		Weighted
		average		average		average
	Stock	exercise	Stock	exercise	Stock	exercise
	options	price	options	price	options	price
	(in thousands)	€	(in thousands)	€	(in thousands)	€
Outstanding stock options at January 1, 2003	4,415	10.31	112	37.65	366	0.00
Granted	0	0.00	0	0.00	0	0.00
Exercised	0	0.00	0	0.00	0	0.00
Forfeited	138	10.35	2	37.65	0	0.00
Outstanding at March 31, 2003	4,277	10.31	110	37.65	366	0.00
Exercisable at March 31, 2003	0	0	0	0	0	0.00

T-Mobile USA stock option plan

Before its acquisition on May 31, 2001, T-Mobile USA had granted stock options to its employees. On May 31, 2001, these were converted at the rate of 3.7647 per unvested, outstanding T-Mobile USA option. Furthermore, no more options will be granted under any other T-Mobile USA stock option plans.

At December 31, 2002, 25.0 million shares were available for outstanding options for the 1999 Management Incentive Stock Option Plan (“MISOP”), which was changed as a consequence of the acquisition on May 31, 2001. The vesting period and option term relating to the option plan are determined by the MISOP administrator. The options typically vest for a period of four years and have a term of up to 10 years.

The following table provides an overview of the development of the total stock options held due to the acquisition:

		Weighted
		average
	Stock options	exercise price
	(in thousands)	USD
Outstanding stock options at January 1, 2003	24,980	16.41
Granted	1,670	7.98
Exercised	684	3.92
Forfeited	676	21.27
Outstanding at March 31, 2003	25,290	16.53
Exercisable at March 31, 2003	14,416	15.69

Powertel stock option plan

Before its acquisition on May 31, 2001, Powertel had granted stock options to its employees. On May 31, 2001, as a consequence of the acquisition, all unvested, outstanding Powertel options were converted into Deutsche Telekom options at a conversion rate of 2.6353.

The following table provides an overview of the development of the total stock options held due to the acquisition:

		Weighted average
	Stock options	exercise price
	(in thousands)	USD
Outstanding stock options at January 1, 2003	1,790	21.85
Granted	0	0
Exercised	16	5.51
Forfeited	19	22.46
Outstanding at March 31, 2003	1,755	22.00
Exercisable at March 31, 2003	1,325	19.67

MATÁV stock option plan

On April 26, 2002, the shareholders’ meeting of Magyar Távközlési Részvénytársaság (MATÁV) approved the introduction of a management stock option plan.

On July 1, 2002, MATÁV used its authority under the shareholders’ resolutions adopted in April 2002 to grant these options for the first tranche (exercisable 2003) and for the second and third tranches (exercisable 2004/2005).

The following table provides an overview of the development of the total stock options held:

		Weighted average
	Stock options	exercise price
	(in thousands)	USD
Outstanding stock options at January 1, 2003	3,965	944
Granted	0	0
Exercised	0	0
Forfeited	310	944
Outstanding at March 31, 2003	3,655	944
Exercisable at March 31, 2003	0	0

For more detailed information, please refer to the section in our 2002 Annual Report on page 156 ff.

Guarantees and commitments, and other financial obligations .

Guarantees and commitments and other financial obligations increased by EUR 1.0 billion compared with December 31, 2002. This increase is due primarily to sale and lease back transactions.

Notes to the consolidated statement of cash flows.

Net cash provided by operating activities

Net cash provided by operating activities increased year-on-year by EUR 0.9 billion to EUR 3.1 billion in the first quarter of 2003. In addition to lower interest payments, this is primarily attributable to the positive change in working capital.

Net cash provided by (used for) investing activities

In the period under review net cash provided by investing activities amounted to EUR 0.4 billion. In the first quarter of the previous year, there was an outflow of cash and cash equivalents of EUR 6.6 billion. This change is mainly attributable to the payment for the acquisition of T-Systems ITS (EUR 4.7 billion) in the previous year and a reduction in cash outflows from investments in property, plant and equipment by EUR 0.7 billion. Furthermore, cash inflows increased as a result of the sale of the cable activities and other shareholdings and assets.

Net cash provided by (used for) financing activities

In the first quarter of 2003, net cash provided by financing activities decreased by EUR 2.5 billion to EUR 0.6 billion year-on-year as a result of offsetting effects: on the one hand, an increase in medium and long-term debt, mainly due to the issuance of a convertible bond, and on the other hand, a reduction in short-term debt which increased in the same the period last year as a result of the financing of the acquisition of T-Systems ITS.

Segment reporting.

The structure of the segments was adapted to the adjusted reporting structure at T-Com and T-Online in the first quarter of 2003. DeTeMedien, previously included under T-Online, has been reported under T-Com since January 1, 2003. In the same way, subsequent measurement resulting from the admission of new shareholders at T-Online, and which affects the income (loss) related to associated and related companies and depreciation and amortization, is no longer reported under the T-Online segment but in the reconciliation to consolidated amounts. Furthermore, the direct allocation of the agency business from the T-Systems segment to the T-Com and T-Mobile segments has led to a redistribution of intersegment revenue and net revenues which does not affect income. To facilitate comparison, prior-year figures have been adjusted in accordance with the aforementioned changes.

The first-time application of the cost-of-sales method at Deutsche Telekom from January 1, 2003 led to a change in the composition of income before taxes, which now includes other taxes. As no extraordinary items arose in any of the periods, the income before income taxes reported here corresponds to results from ordinary business activities. All segment information in this report has been prepared in accordance with U.S. Statement of Financial Accounting Standards No. 131 (SFAS 131) and German Accounting Standard 3, “Segment Reporting” (GAS 3).

The following tables give an overall summary of Deutsche Telekom’s segments for the full 2002 financial year as well as for the first quarters of both 2002 and 2003. In addition to the details of the segments, there is also a reconciliation line. The reconciliation line mainly contains consolidation entries.

Segment information for the 2002 financial year

FY 2002	Net	Inter-	Total	Depreciation	Net interest	Income/(loss)	Income/(loss)
millions of €	revenue	segment	revenue	and	income	related to	before
		revenue		amortization	(expense)	associated	taxes(2)
						and related
						companies
T-Com1	26,491	4,068	30,559	(5,539)	(562)	(304)	3,604
T-Systems(1)	6,895	3,594	10,489	(2,616)	(98)	(20)	(1,990)
T-Mobile(1)	18,339	1,396	19,735	(27,285)	(1,005)	(427)	(23,754)
T-Online(1)	1,391	193	1,584	(435)	128	(265)	(471)
Other	573	3,838	4,411	(1,298)	(2,510)	(1,093)	(4,690)
Reconciliation(1)	0	(13,089)	(13,089)	293	(1)	135	151
Group	53,689	0	53,689	(36,880)	(4,048)	(1,974)	(27,150)

(1)   According to new structure.

(2)   Income before income taxes.

Segment information in the first quarter

	Net	Inter-	Total	Depreciation	Net interest	Income/(loss)	Income/(loss)
Q1 2002	revenue	segment	revenue	and	income	related to	before
millions of €		revenue		amortization	(expense)	associated	taxes(2)
						and related
						companies
T-Com(1)	6,441	1,049	7,490	(1,318)	(130)	(2)	1,418
	6,528	1,005	7,533	(1,328)	(189)	(257)	701
T-Systems(1)	1,715	845	2,560	(367)	(18)	0	(18)
	1,691	800	2,491	(356)	1	(3)	(102)
T-Mobile(1)	5,006	304	5,310	(1,264)	(304)	2	(77)
	4,118	347	4,465	(1,729)	(218)	(104)	(861)
T-Online(1)	394	51	445	(102)	31	(2)	2
	322	44	366	(103)	32	(8)	(93)
Other	62	1,031	1,093	(286)	(647)	(32)	(826)
	111	846	957	(233)	(687)	(274)	(1,237)
Reconciliation(1)	0	(3,280)	(3,280)	68	11	(1)	(5)
	0	(3,042)	(3,042)	95	(41)	0	(84)
Group	13,618	0	13,618	(3,269)	(1,057)	(35)	494
	12,770	0	12,770	(3,654)	(1,102)	(646)	(1,676)

(1)   According to new structure.

(2)   Income before income taxes.

Accounting.

Deutsche Telekom prepares its consolidated financial statements in accordance with German GAAP, i.e., the requirements of the German Commercial Code (Han-delsgesetzbuch - HGB), and the German Stock Corporation Law (Aktiengesetz - AktG), and prepares its interim reports in accordance with the requirements ofGerman Accounting Standard 6 (GAS 6) dated February 13, 2001, and, for the first time, with the rules of the Frankfurt stock exchange.

Methods of accounting and valuation

Deutsche Telekom uses the same methods of accounting and valuation for preparing its quarterly financial statements as for its annual financial statements. A detailed description of the methods used can be found in the notes to the consolidated financial statements as at December 31, 2002. Please refer to the chapter titled “Notes to the consolidated statement of income” in this quarterly report or visit Deutsche Telekom’s Internet homepage (www.telekom.de) for information concerning the first application of the cost-of-sales method.

Bonn, May 13, 2003

Deutsche Telekom AG

Board of Management

Kai-Uwe Ricke	Dr. Karl-Gerhard Eick	Josef Brauner	Thomas Holtrop

Dr. Heinz Klinkhammer	René Obermann	Konrad F. Reiss

Deutsche Telekom

Investor Relations calendar 2003.

Financial calendar

May 20, 2003	Shareholders’ meeting of Deutsche Telekom AG, Cologne
May 21, 2003	Shareholders’ meeting of T-Online International AG, Cologne
August 13, 2003	Press conference on T-Online International AG’s half-year financial statements for 2003, analysts’ meeting
August 14, 2003	Press conference on Deutsche Telekom AG’s half-year financial statements for 2003, analysts’ meeting
November 12, 2003	Press conference on T-Online International AG’s financial statements for the first nine months of 2003, analysts’ meeting
November 13, 2003	Conference call on Deutsche Telekom AG’s financial statements for the first nine months of 2003
May 18, 2004	Shareholders’ meeting of Deutsche Telekom AG, Cologne
May 19, 2004	Shareholders’ meeting of T-Online International AG, Cologne

Further dates are published on the Internet at www.telekom.de.

Disclaimer.

This Report contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “project” and “should” and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to, factors such as: the development of demand for our telecommunications services, particularly for new, higher value service offerings; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the company is involved or may become involved; the pace and cost of the rollout of new services, such as UMTS, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond Deutsche Telekom’s control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating Deutsche Telekom’s acquisitions; the development of asset values in Germany and elsewhere, the progress of Deutsche Telekom’s debt reduction program, including its degree of success in achieving desired levels of liquidity improvement and proceeds from disposals; the development of Deutsche Telekom’s cost reduction initiatives, including the area of personnel reduction, risks and uncertainties relating to benefits anticipated from our international expansion, particularly in the United States; the progress of our domestic and international investments, joint ventures and alliances; our ability to gain or retain market share in the face of competition; our ability to secure the licenses needed to offer new services; the effects of price reduction measures and our customer acquisition and retention initiatives; the availability, term and deployment of capital, particularly in view of our debt refinancing needs, actions of the rating agencies and the impact of regulatory and competitive developments on our capital outlays and changes in currency exchange rates and interest rates. If these or other risks and uncertainties (including those described in Deutsche Telekom’s most recent Annual Reports on Form 20-F by Deutsche Telekom filed with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom does not intend or assume any obligation to update these forward-looking statements.

Contacts.

Deutsche Telekom AG

Zentralbereich Konzernkommunikation

Postfach 2000, D-53105 Bonn

Phone     (0228) 181-4949

Fax          (0228) 181-94004

This report can be downloaded from the Investor Relations site on the Internet at:

www.telekom.de

For further information on the divisions please refer to:

www.t-com.de

www.t-systems.de

www.t-mobile.de

www.t-online.de

www.telekom.de/geschaeftsbericht

Investor Relations

Phone     +49(0)228 181-88880

Fax          +49(0)228 181-88899

E-mail:    Investor.Relations@telekom.de

The Forum T-Aktie is available to retail investors for questions and comments:

Phone     0800  3  30  21  00

Fax          0800  3  30  11  00

E-mail:    Forum-TAktie@telekom.de

This Group Report for the first three months of 2003 is also available in German.

This Group Report is a publication of “Investor Relations”.

KNr. 642 100 051

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Rolf Ewenz-Sandten
Name: Rolf Ewenz-Sandten
Title: Vice President

Date: May 16, 2003